      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1997

                                                     REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                              KUHLMAN CORPORATION

             (Exact name of registrant as specified in its charter)

                           DELAWARE                                            58-2058047
(State or other jurisdiction of incorporation or organization)     (IRS Employer Identification No.)

                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411
                                 (912) 598-7809

         (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

                            RICHARD A. WALKER, ESQ.
            EXECUTIVE VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER,
                         GENERAL COUNSEL AND SECRETARY
                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411
                                 (912) 598-7809

           (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

      STEPHEN A. LANDSMAN, ESQ.              ARTHUR JAY SCHWARTZ, ESQ.
           RUDNICK & WOLFE                SMITH, GAMBRELL & RUSSELL, LLP
      203 NORTH LASALLE STREET,              3343 PEACHTREE ROAD, N.E.
              SUITE 1800                      SUITE 1800, EAST TOWER
       CHICAGO, ILLINOIS 60601                ATLANTA, GEORGIA 30326
            (312) 368-4000                        (404) 264-2620
     (312) 236-7516 (TELECOPIER)            (404) 264-2652 (TELECOPIER)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement. If the only securities being registered on this form are being offered pursuant to distribution or interest reinvestment plans, check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with distribution or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

[CAPTION]

       TITLE OF EACH CLASS                                       PROPOSED MAXIMUM          PROPOSED MAXIMUM
        OF SECURITIES TO                 AMOUNT TO BE             OFFERING PRICE           AGGREGATE OFFER-
          BE REGISTERED                 REGISTERED (1)             PER UNIT (2)             ING PRICE (2)
Common Stock, par value $1.00
  per share
Preferred Stock Purchase Rights
  (3)                                     2,500,000                   $27.50                 $68,750,000

                                       AMOUNT OF
                                     REGISTRATION
                                         FEE (2)
                                      $20,834

(1) Includes 150,000 shares which the Underwriters have the option to purchase from the Registrant to cover over-allotments, if any.
(2) Computed pursuant to Rule 457(c) under the Securities Act of 1933 using the average of the high and low prices per share of Common Stock reported on the New York Stock Exchange Composite Tape on May 22, 1997.

(3) Preferred Stock Purchase Rights are evidenced by certificates for shares of Common Stock of the Registrant and automatically trade with the Common Stock of the Registrant. The value attributable to such Preferred Stock Purchase Rights, if any, is reflected in the market price of the Common Stock of the Registrant.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                   SUBJECT TO COMPLETION, DATED MAY 29, 1997
                                2,350,000 SHARES

                              KUHLMAN CORPORATION
                                  COMMON STOCK

    The 2,350,000 shares of common stock, par value $1.00 per share (the "Common Stock") offered hereby are being sold by Kuhlman Corporation, a Delaware corporation (the "Company"). The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "KUH." On May 27, 1997, the last reported sale price of Common Stock on the NYSE was $28.375 per share. See "Price Range of Common Stock and Dividends."

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                                PRICE TO                UNDERWRITING              PROCEEDS TO
                                                                 PUBLIC                 DISCOUNT (1)              COMPANY (2)
Per Share...........................................               $                         $                         $
Total (3)...........................................               $                         $                         $

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the offering payable by the Company estimated to be $400,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $       , $       and $       , respectively. See "Underwriting."

     The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing the
Common Stock will be made on or about            , 1997.

THE ROBINSON-HUMPHREY
            COMPANY, INC.

                                  FURMAN SELZ

                                                        PAINEWEBBER INCORPORATED

           , 1997

                      (Chart appears below)

KUHLMAN AT A GLANCE                               KUHLMAN LOGO

ELECTRICAL PRODUCTS SEGMENT

MAJOR PRODUCTS                                       MAJOR MARKETS
KUHLMAN ELECTRIC                                     Primary electrical power transmission and distribution.
Distribution, power and instrument transformers.     Secondary electrical power distribution, construction,
                                                     electronic signal transmission and control, and automotive.

COLEMAN CABLE
Portable wiring, extension cords, trouble lights, booster cables, wire for data transmission, telecommunications, HVAC, irrigation and sound systems, security wire, battery cables and ignition wire sets.



INDUSTRIAL PRODUCTS SEGMENT
MAJOR PRODUCTS                                       MAJOR MARKETS

SCHWITZER                                            Commercial, industrial, transportation, construction,
Turbochargers, fans, fan drives and crankshaft       agricultural, mining, marine and power generation.
vibration dampers.

KYSOR
Polymer fans and fan clutches, engine monitoring devices and marine instruments, truck fuel tanks, HVAC systems for commercial and industrial vehicles, and trailer supports.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING TRANSACTIONS, SYNDICATE SHARES COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

(Kuhlman logo appears here)

                       ELECTRICAL PRODUCTS SEGMENT

(Picture of various distribution transformers)
KUHLMAN ELECTRIC distribution transformers.

                                               (Photo of various cord products)
                                               COLEMAN CABLE assorted cord products.

(Picture of power transformer in background of trees)
KUHLMAN ELECTRIC power transformer.


(Photo of electrical power and control cables)
COLEMAN CABLE electrical power and control cables.
                                               (Picture of electronic wire and cable products)
                                               COLEMAN CABLE "Signal" brand electronic wire and cable products.


                       INDUSTRIAL PRODUCTS SEGMENT

(Photo of Schwitzer turbocharger)       (Picture of Schwitzer vibration damper)  (Photo of turbocharger being tested on engine)
SCHWITZER turbocharger.                 SCHWITZER vibration damper.              SCHWITZER turbocharger undergoing
                                                                                 dynamometer testing on a Caterpillar engine.

(Picture of single metal fan)            (Picture of plastic fan)                (Photo of marine instrumentation)
KYSOR metal fan.                         KYSOR plastic fan.                      KYSOR "MEDALLION" marine instrumentation.




(Picture of truck products including fans, clutches, fuel tanks, instrumentation, HVAC systems and trailer supports)
KYSOR transportation products--applications including fans, fan clutches, fuel tanks, instrumentation, HVAC systems and trailer supports.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN (I) TO THE "COMPANY" INCLUDE THE COMPANY, ITS SUBSIDIARIES AND ITS PREDECESSORS; AND
(II) TO "COMMON STOCK" INCLUDE THE COMPANY'S COMMON STOCK, PAR VALUE $1.00 PER SHARE, AND ITS PREFERRED STOCK PURCHASE RIGHTS. SEE "DESCRIPTION OF CAPITAL STOCK." UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO THE EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

     THIS PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "ANTICIPATE," "MAY," "WILL," "EXPECT," "CONTINUE," "REMAINS," "INTEND," "AIM," "TREND," "SEEK," "SHOULD," AND "PROSPECTS," OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. FORWARD-LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISKS AND UNCERTAINTIES, MANY OF WHICH CANNOT BE PREDICTED WITH ACCURACY AND SOME OF WHICH MIGHT NOT EVEN BE ANTICIPATED. FUTURE EVENTS AND ACTUAL RESULTS, FINANCIAL AND OTHERWISE, MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER THE CAPTIONS "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" HEREIN.

                                  THE COMPANY

     Kuhlman Corporation is a growth-oriented, diversified industrial manufacturing company focused on building shareholder value by delivering superior financial performance. The Company intends to achieve its financial goals through continued internal growth and a disciplined acquisition program. The Company currently operates in two product segments based on the distinct markets and customers served: Electrical and Industrial Products. The Electrical Products Segment is comprised of Kuhlman Electric Corporation ("Kuhlman Electric") and Coleman Cable Systems, Inc. ("Coleman Cable"). Kuhlman Electric is a leading manufacturer of transformers and other products for electrical utilities and industrial users. Coleman Cable is a nationally-recognized manufacturer of electrical and electronic wire and cable products, such as cord sets, battery booster cables, industrial power cords, security wire, and electronic voice and data cable for use in consumer, commercial and industrial applications. The Industrial Products Segment is comprised primarily of the Schwitzer Group, a combination of Schwitzer, Inc. ("Schwitzer") and the operations of the Transportation Products Group ("Kysor") of Kysor Industrial Corporation, which was acquired by the Company in March 1997. The Schwitzer Group is a leading worldwide manufacturer of proprietary engine components, fuel tanks and other products used on light, medium and heavy-duty trucks, and for construction, agricultural, mining, power generation and marine equipment. The Schwitzer Group's products include, among others, turbochargers, fans and fan drives that enhance engine performance, as well as fuel tanks, instrumentation, and heating, ventilation and air conditioning ("HVAC") systems. In 1996, on a pro forma basis after giving effect to the Kysor acquisition, the Electrical and Industrial Products Segments contributed approximately 45% and 55%, respectively, to the Company's net sales.

     The Company believes that because of the diversified nature of the products it sells and the markets it serves, it is less susceptible to cycles in a single product, business or industry, thus enabling the Company to produce more consistent and sustainable growth in earnings and cash flow. The Company's products are sold to over 5,000 domestic and international customers operating in 60 countries. The Company serves some of the largest enterprises in the world, including: Caterpillar, Inc., Deere & Company, Ford Motor Company, Mercedes-Benz, Wal-Mart Stores, Inc., General Electric Company, Pacific Gas and Electric Company and Edison International. The Company serves its diverse customer base from 27 manufacturing facilities operating in five countries with approximately 3,800 employees.

     The Company's predecessor was founded in 1894 and, until recently, was primarily a manufacturer of transformers for the electrical utility industry. As a consequence, the Company's financial performance was subject to the potentially cyclical nature of a single industry. In 1993, the Company, led by a new management team, implemented strategies to expand and diversify the organization in order to create greater shareholder value by generating more consistent growth in earnings and cash flow. Since 1993, the Company has experienced significant growth in sales and net income through a focused strategy of internal growth and a highly-disciplined acquisition program. During that period, the Company has acquired and successfully integrated five companies, including Schwitzer, which merged with the Company in 1995, and Kysor, which was acquired in March 1997. In 1993, the Company's predecessor had net sales of $118.1 million and had a net loss of $3.0 million (before giving effect to the Schwitzer merger). Assuming the Kysor acquisition had occurred on January 1, 1996, the Company's 1996 pro forma net sales and net income would have been $592.6 million and $20.8 million, respectively.

     The Company has developed and implemented several growth strategies for enhancing shareholder value, including:

     INTERNAL GROWTH. The Company has enjoyed a successful track record of internal growth. This growth has been achieved primarily by increasing sales to existing customers, attracting new customers and introducing new products. Management anticipates that future internal growth will occur through the continuing implementation of its key operating strategies, including: (i) improving the competitive position of its business units by expanding on their core competencies; (ii) providing customers with value-added, differentiated products and superior services at competitive prices; (iii) maximizing the operating capabilities of each business by enhancing manufacturing and distribution systems and deploying assets in areas with superior earnings potential; (iv) continually striving to improve the Company's products, processes and the capabilities of its employees; and (v) optimizing synergies from strategic acquisitions.

     There are also certain industry trends that are expected to benefit the Company. The Company believes that the Electrical Products Segment will benefit from further deregulation in the electrical utility industry, vendor consolidation in wire and cable markets and worldwide growth in demand for voice and data communication products, including those provided by Coleman Cable. The Company also believes that the Industrial Products Segment will benefit from worldwide trends, including deregulation in certain transportation markets, increased demand for commercial transportation equipment due to the adoption of "just-in-time" delivery requirements, rising fuel costs, stringent emission standards for engines, demand for lighter, more efficient engines and the growing needs of lesser developed countries for infrastructure and food, creating demand for construction and agricultural equipment.

     GROWTH THROUGH ACQUISITION. The Company seeks to make strategic acquisitions at attractive prices that either expand or enhance current operations, or create a platform to enter new markets. Since 1993, the Company has acquired Coleman Cable, Schwitzer, Communication Cable, Inc. ("CCI"), Web Wire Products, Inc. ("Web Wire") and Kysor. The following table summarizes certain information with respect to these acquisitions:

                                         NET SALES FOR FISCAL
                           DATE OF        YEAR PRIOR TO DATE
      BUSINESS           ACQUISITION        OF ACQUISITION                            PRINCIPAL PRODUCTS
                                            (IN MILLIONS)
Coleman Cable........   December 1993           $111.0          Electrical wire and cable products for low voltage
                                                                applications
Schwitzer............      May 1995              153.3          Turbochargers, fans, fan drives and crankshaft vibration
                                                                dampers
CCI..................   February 1996             56.3          Electrical and electronic wire and cable products, including products for voice and data communication
Web Wire.............    October 1996              5.8          Battery cables, ignition wire sets and related products
Kysor................     March 1997             136.2          Fans and fan clutches, engine monitoring devices, marine
                                                                instruments, truck fuel tanks and HVAC systems for commercial and industrial vehicles

     The Company's well-defined acquisition strategy for businesses which represent new platforms requires the acquired businesses to have sustainable competitive advantages and to participate in expanding, niche markets. Acquisitions are expected to be immediately accretive to the Company's earnings. The Company believes that its acquisition program has allowed, and will continue to allow for, the diversification of shareholder risk, the expansion of core competencies and management expertise, the addition of complementary products and distribution channels, and the establishment of platforms for future "add-on" opportunities. The acquisitions of Coleman Cable and Schwitzer are examples of such platform targets, which allowed for subsequent complementary "add-on" acquisitions of CCI and Web Wire for Coleman Cable, and Kysor for Schwitzer.

     MANAGEMENT STRUCTURE. The Company's business segments generally operate autonomously, with decision-making capabilities pushed down to the operating level, and in many cases to the factory level, to more efficiently meet the needs of customers. Management has created a culture of continuous improvement and implemented a set of Company-wide performance goals that measure both the Company's success and each business unit's contribution to growth in earnings and cash flow, return on capital investment and return on shareholders' equity. Business segment managers, including key members of each functional area within such business segments, are generally incentivized to achieve certain customer satisfaction, growth and profitability targets. In order to further align management's interests with those of shareholders, the Company recently implemented a long-term incentive program for approximately 30 key employees, which provides for compensation based on the Company's stock price performance. See Note 5 of Notes to Consolidated Financial Statements. The Company believes that its compensation plans have contributed to the significant growth of shareholder value in recent years. As of May 1, 1997, the directors and executive officers of the Company (11 persons) beneficially owned 9.8% of the Company's Common Stock. See "Principal Shareholders."

                                  THE OFFERING

Common Stock offered..........................................  2,350,000 shares

Common Stock to be outstanding after this offering............  16,194,354 shares (1)

Use of proceeds...............................................  To reduce the outstanding balance under the Company's principal credit agreement and to redeem outstanding warrants.
                                                                See "Use of Proceeds."

New York Stock Exchange Symbol................................  KUH

(1) Excludes (i) 2,406,977 shares reserved for issuance as of May 1, 1997 under the Company's stock incentive plans; and (ii) 480,750 shares reserved for issuance under the warrants to be redeemed by the Company immediately subsequent to the consummation of this offering.

                                  RISK FACTORS

     For a discussion of certain factors that should be considered in evaluating an investment in the Common Stock, see "Risk Factors."
                                       5

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED MARCH 31,
                                                                           PRO FORMA                                PRO FORMA
                                           1994       1995     1996(1)      1996(2)       1996       1997(3)         1997(2)
                                                                          (UNAUDITED)              (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales..............................  $396,117   $425,384   $456,465    $ 592,619    $103,457    $ 134,148       $ 160,957
Gross profit...........................    75,885     84,107    100,935      132,354      21,464       29,742          36,111
Operating profit.......................    23,284     29,161     38,411       49,928       7,742       11,251          13,727
Operating net income (4)...............     9,970     13,783     17,336       20,771       3,418        5,282           6,107
Net income.............................     9,970      8,183     17,336       20,771       3,418        5,282           6,107
Weighted average shares outstanding
  (fully diluted)......................    13,647     13,178     14,384       14,384      13,656       14,574          14,574
PER SHARE DATA:
  Operating net income (fully diluted)
     (4)...............................  $   0.73   $   1.05   $   1.21    $    1.44    $   0.25    $    0.36       $    0.42
  Net income (fully diluted) (5).......      0.73       0.62       1.21         1.44        0.25         0.36            0.42
  Dividends declared (6)...............      0.60       0.60       0.60         0.60        0.15         0.15            0.15
OTHER DATA:
EBITDA (7).............................  $ 33,779   $ 40,974   $ 48,794    $  66,383    $ 10,331    $  14,924       $  18,578
Capital expenditures...................    13,048     15,200     10,980       22,588       1,753        2,606           4,318
Depreciation and amortization..........    11,207     11,320     12,470       18,555       3,026        3,988           5,181
Return on average equity (8)...........      14.5%      18.0%      21.3%        25.5%         --           --              --
Gross profit margin....................      19.2%      19.8%      22.1%        22.3%       20.7%        22.2%           22.4%
Operating profit margin................       5.9%       6.9%       8.4%         8.4%        7.5%         8.4%            8.5%

                                                                                                       AS OF MARCH 31, 1997
                                                                                                     ACTUAL      AS ADJUSTED(9)
                                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Working capital.................................................................................    $  54,141       $  54,141
Total assets....................................................................................      419,989         419,989
Total debt......................................................................................      180,211         126,175
Total shareholders' equity......................................................................       94,908         148,944

(1) Includes the results of CCI from February 21, 1996 and Web Wire from October 8, 1996.

(2) Reflects the results of the Company as if the acquisition of Kysor had occurred on January 1, 1996.

(3) Includes the results of Kysor from March 10, 1997.

(4) Operating net income is net income before the net of tax impact of merger expenses.

(5) On a supplementary basis, assuming this offering had been completed as of January 1, 1996 and the estimated net proceeds had been used as described under the caption "Use of Proceeds" herein, net income per share would have been approximately $1.22 and $0.35 per share for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively. The pro forma earnings per share on a supplementary basis, as if Kysor had been acquired on January 1, 1996, would have been $1.43 and $0.40 per share, respectively for such periods.

(6) Dividends per share in 1994 and 1995 have not been restated to reflect shares issued in the Schwitzer merger.

(7) EBITDA represents operating profit plus other, net plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined in accordance with generally accepted accounting principles ("GAAP"), and the Company's calculation thereof may not be comparable to that reported by other companies.

(8) Return on average equity is calculated as operating net income for the year divided by average equity. Equity is adjusted for the effect of merger expenses. The Company's calculation may not be comparable to that reported by other companies.

(9) Adjusted to reflect the sale of 2,350,000 shares of Common Stock offered hereby at an assumed public offering price of $28.375 per share and the use of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                  RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING THE COMMON STOCK OFFERED HEREBY.

SENSITIVITY TO ECONOMIC AND OTHER CONDITIONS

     The industries in which the Company competes can be capital intensive and cyclical in nature and can be affected significantly by general economic and other conditions that may have a material effect on the Company's operating performance or earnings. These conditions include recession, reduced demand for the Company's products due to competition or overcapacity, the cyclicality of other industries in which end-users of the Company's products operate, changes in regulatory climate and environmental and legal matters, and other factors. In addition, since the interest rates on a majority of the Company's borrowings are variable, a substantial and sustained increase in interest rates could have a material adverse effect on the Company.

GROWTH THROUGH ACQUISITION

     As part of its operating history and growth strategy, the Company has consummated and seeks to consummate the acquisition of other businesses. The Company continually seeks acquisition candidates in selected markets and from time to time engages in exploratory discussions with suitable candidates. There can be no assurance, however, that the Company will be able to identify and acquire targeted businesses or obtain financing for such acquisitions on satisfactory terms. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. Future acquisitions may be financed through the issuance of Common Stock, which may dilute the ownership of the Company's shareholders, or through the incurrence of additional indebtedness. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions or making suitable acquisitions unattainable. See "Business."

POSSIBLE FLUCTUATIONS IN THE COST OF RAW MATERIALS; DEPENDENCE ON SUPPLIERS

     The Company purchases a number of raw materials, including copper, steel, aluminum, nickel, cast iron, various insulating materials and polymers. The price and availability of these raw materials are subject to market conditions and can fluctuate. In addition, it is possible that due to the Company's increasing focus on "lean manufacturing," which incorporates "just-in-time" supplier-customer delivery methods with fewer suppliers, the risk of difficulties in obtaining raw materials may increase. Although the Company may engage in hedging activities under certain circumstances in order to mitigate the impact of fluctuating commodity prices, the Company's financial condition or results of operations may be materially and adversely affected by increases in raw material costs to the extent the Company is unable to pass on such higher costs to customers. The Company is dependent upon unaffiliated companies for the supply of its raw materials. The Company's arrangements with its suppliers are subject to various risks, such as work stoppages and other factors that could have an adverse effect on the business of the Company. The Company believes that the loss of certain of the Company's suppliers could, in the short term, have a material adverse impact on the Company's business until alternative supply arrangements were secured. See "Business -- Raw Materials and Supplies."

COMPETITION

     The industries in which the Company operates are highly competitive. There can be no assurance that the Company's products will continue to compete successfully with the products of other companies. Many of the Company's competitors are significantly larger and have greater financial and other resources than the Company. In addition, the Company is under continuous pressure from its major customers to reduce product costs. The Company believes that its experience in engineering and implementing cost reduction programs and its ability to develop new products and to control manufacturing and development costs should allow the Company's product prices to remain competitive. There can be no assurance, however, that the Company's growth and profitability will not be materially adversely affected by competition.

INTERNATIONAL SALES AND OPERATIONS

     During 1996, net sales from international operations represented approximately 13% of the Company's net sales, as compared to approximately 15% of net sales during 1995. The Company's profitability and financial condition therefore may be impacted by the success of these international operations. Though a substantial portion of the Company's international activities are in stable operating environments, international sales and operations are generally subject to a higher degree of risk than those in the United States. These risks may include difficulties and delays in obtaining reimbursement, unexpected changes in regulatory requirements, tariffs and other barriers, political instability, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection and adverse tax consequences. Currency translation gains and losses on the conversion of foreign currencies into United States dollars for international operations could also contribute to fluctuations in the Company's results of operations. If for any reason exchange or price controls or other restrictions on the conversion or repatriation of foreign currencies were imposed, the Company's operating results could be materially adversely affected. There can be no assurance that these factors will not have a material adverse impact on the Company's future international sales and operations and, consequently, on the Company's operating results.

RELIANCE ON KEY PERSONNEL

     The Company's long-term success and its growth strategy depend on its management team. As a result, the Company is highly reliant on this team and believes that its continued success will be driven by, to a significant extent, the efforts and abilities of its key executives, including executives of its subsidiaries. The loss of the services of this team of key executives or any of its members could have a significant adverse effect upon the Company. The Company does not maintain key man life insurance policies on the lives of any of its key executives, nor, with the exception of one executive of Schwitzer, has the Company entered into employment agreements with any of its executive officers.

VOLATILITY OF STOCK PRICE

     There may be significant volatility in the market price for the Common Stock from time to time. Changes in general conditions in the economy, the financial markets or industries in which the Company competes, natural disasters or other developments affecting the Company or its competitors, including quarterly results of the Company or companies in related industries, could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations, which have had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Delaware General Corporation Law, and the Company's Certificate of Incorporation, Bylaws, and Rights Agreement relating to the Preferred Stock Purchase Rights including, without limitation, a staggered Board of Directors and certain procedural requirements in connection with shareholder proposals or director nominations, may discourage other persons from attempting to acquire control of the Company. In addition, the Company has available for issuance 2,000,000 shares of Preferred Stock, $1.00 par value per share, which the Board of Directors of the Company is authorized to issue, in one or more series, without any further action on the part of the shareholders. Each of these provisions could render more difficult or discourage an attempt by a third party to obtain control of the Company. In the event the Company issues a series of Preferred Stock in the future that has preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of holders of the Common Stock offered hereby could be adversely affected. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,350,000 shares of Common Stock offered hereby (after deducting the underwriting discount and estimated expenses of this offering) are estimated to be $62.9 million ($67.0 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $28.375 per share.

     The Company intends to use $54.0 million of the net proceeds to repay borrowings from the revolving portion of its principal credit agreement (the "Credit Agreement"), thereby increasing the Company's availability under that portion of the Credit Agreement. Such debt had a weighted average interest rate of approximately 6.6% per annum as of March 31, 1997. After application of the net proceeds of this offering, $137.2 million would have been available for borrowing under all of the Company's credit facilities, including $94.0 million under the revolving portion of the Credit Agreement as of May 28, 1997. The excess availability under the revolving portion of the Credit Agreement may be immediately reborrowed at any time prior to July 1, 2001, the maturity date of the Credit Agreement, and can be used for general corporate purposes, including, funding future growth opportunities and acquisitions. The Company is not currently a party to any agreement, arrangement or understanding in connection with potential acquisitions, but the Company will continue to evaluate suitable acquisitions as they are identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capitalization."

     In addition, the Company intends to use $8.9 million of the net proceeds to redeem warrants to purchase 480,750 shares of Common Stock (the "Warrants") held by Massachusetts Mutual Life Insurance Company, a former lender of Schwitzer, and two of its affiliates (collectively, the "Warrantholders"). The Warrants, which were issued by Schwitzer to the Warrantholders in 1992, are currently exercisable at a price of $8.32 per share, subject to certain conditions. The Warrants also provide for certain "demand" and "piggy back" registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants, which rights will be terminated upon the redemption of the Warrants. The Company intends to redeem the Warrants immediately subsequent to the consummation of this offering. The Warrantholders' obligation to sell the Warrants to the Company is subject to certain conditions. In the event the Warrants are not redeemed by the Company, the number of shares of Common Stock to be offered hereby will be reduced by 450,000 shares, with all of the net proceeds being used to repay borrowings under the Credit Agreement.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock of the Company is listed on the NYSE under the symbol "KUH." The following table sets forth, for the calendar periods indicated, the high and low sale prices per share for the Common Stock reported on the NYSE Composite Tape, as well as the dividends declared per share.

                                                                                                      CASH
                                                                                                     DIVIDENDS
                                                                                                      PER
                                                                          HIGH            LOW        SHARE
1995:
  First Quarter.....................................................   $ 13 1/2       $ 10 3/4      $0.15
  Second Quarter....................................................     12 3/8         10 3/8       0.15
  Third Quarter.....................................................     13             10 7/8       0.15
  Fourth Quarter....................................................     13 3/8         10 7/8       0.15
1996:
  First Quarter.....................................................   $ 15 5/8       $ 11 7/8      $0.15
  Second Quarter....................................................     18 1/2         15 1/8       0.15
  Third Quarter.....................................................     17 1/2         13 3/4       0.15
  Fourth Quarter....................................................     19 3/8         14 1/8       0.15
1997:
  First Quarter.....................................................   $ 24 1/8       $ 17 1/8      $0.15
  Second Quarter (through May 27, 1997).............................     28 3/4         23 1/8       0.15

     The last reported sale price of the Common Stock on the NYSE Composite Tape on May 27, 1997 was $28.375 per share. At May 27, 1997, the Company had approximately 5,000 shareholders of record.

     The ability of the Company to pay dividends will be subject to (i) earnings; (ii) capital requirements; (iii) contractual provisions of debt agreements; (iv) funds legally available for such dividends; (v) general business conditions; and (vi) other relevant factors. The Company's borrowing agreements allow the payment of dividends on Common Stock as long as such payment will not cause a default under such agreements. Such agreements include various restrictive covenants as to, among others, maintenance of minimum net worth. Under the most restrictive of these covenants, approximately $17.7 million was available for the payment of dividends on the Common Stock at March 31, 1997.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 and as adjusted to reflect the sale by the Company of 2,350,000 shares of Common Stock offered hereby at an assumed public offering price of $28.375 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                        MARCH 31, 1997
                                                                                                                       AS
                                                                                                        ACTUAL      ADJUSTED
                                                                                                         (UNAUDITED)
                                                                                                        (IN THOUSANDS)
Current portion of long-term debt...................................................................   $12,528      $12,528
Long-term debt:
  Bank debt.........................................................................................   $163,184     $109,148
  Other long-term debt..............................................................................      4,499        4,499
     Total long-term debt...........................................................................    167,683      113,647
Shareholders' equity:
Preferred stock, par value, $1.00, 2,000,000 shares authorized, none issued; Junior participating
  preferred stock, Series A, no par value, 200,000 shares authorized, none issued...................   --           --
Common stock, par value $1.00, 20,000,000 shares authorized, 13,835,373 shares issued, 16,185,373
  shares issued, as adjusted (1)....................................................................   13,835       16,185
Additional paid-in capital..........................................................................   33,174       92,961
Retained earnings (2)...............................................................................   50,490       42,389
Other...............................................................................................   (2,591)      (2,591)
     Total shareholders' equity.....................................................................   94,908      148,944

       Total capitalization.........................................................................   $262,591    $262,591

(1) Excludes (i) 1,651,663 shares as of March 31, 1997, subject to options granted under the Company's stock incentive plans; and (ii) 480,750 shares reserved for issuance under the Warrants.

(2) The as adjusted amount is reduced by approximately $8.1 million, representing the net amount paid to redeem the Warrants in excess of their original assigned value.

                       SELECTED HISTORICAL AND PRO FORMA
                                 FINANCIAL DATA

     The selected financial data set forth below for the years ended December 31, 1994, 1995 and 1996, and as of December 31, 1995 and 1996 have been derived from the Company's Consolidated Financial Statements, which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports included and incorporated by reference herein. The selected financial data set forth below as of and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company for such periods. In the opinion of management, the unaudited financial statements from which these data have been derived include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The selected consolidated financial data below should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                           YEAR ENDED DECEMBER 31,
                                                                                                                     PRO
                                                                                                                     FORMA
                                                      1992(1)     1993(2)     1994(3)     1995(4)      1996(5)       1996(6)
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)                   (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales..........................................   $231,426    $242,221    $396,117    $425,384     $456,465      $592,619
Cost of goods sold.................................   184,624     198,923     320,232     341,277      355,530       460,265
Gross profit.......................................   46,802      43,298      75,885      84,107       100,935       132,354
Operating expenses.................................   32,801      31,869      52,601      54,946       62,524        82,426
Operating profit before restructuring charge.......   14,001      11,429      23,284      29,161       38,411        49,928
Restructuring charge...............................   1,650       8,650       --          --           --            --
Operating profit...................................   12,351      2,779       23,284      29,161       38,411        49,928

Interest expense, net..............................   (3,985)    (4,523)     (6,969)     (7,066)       (6,981)       (12,998)
Merger expenses....................................   --          --          --         (4,510)        --            --
Other, net.........................................   1,470       178         (712)         493        (2,087)       (2,100)
Income (loss) before taxes, extraordinary item and
  cumulative effect of change in accounting
  principles.......................................   9,836       (1,566)     15,603      18,078       29,343        34,830
Taxes (benefit) on income (loss)...................   4,972       (1,876)     5,633       8,034        12,007        14,059
Income before extraordinary item and cumulative
  effect of change in accounting principles........   4,864       310         9,970       10,044       17,336        20,771
Extraordinary item, net of tax.....................   --          --          --          (1,861)      --            --
Cumulative effect of change in accounting
  principles, net of tax...........................   (10,111)    --          --          --           --            --
Net income (loss)..................................   $(5,247)    $310        $9,970      $8,183       $17,336       $20,771
Weighted average shares outstanding (fully
  diluted).........................................   12,618      13,484      13,647      13,178       14,384        14,384
EARNINGS PER SHARE (FULLY DILUTED)(7)(8):
  Income before extraordinary item and cumulative
     effect of change in accounting principles.....   $0.38       $0.02       $0.73       $0.76        $1.21         $1.44
  Extraordinary item, net of tax...................   --          --          --          (0.14)       --            --
  Cumulative effect of change in accounting
     principles....................................   (0.80)      --          --          --           --            --
  Net income (loss)................................   $(0.42)     $0.02       $0.73       $0.62        $1.21         $1.44

                                                                           YEAR ENDED DECEMBER 31,
                                                                                                                   PRO
                                                                                                                   FORMA
                                                        1992(1)    1993(2)    1994(3)    1995(4)        1996(5)    1996(6)
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)        (UNAUDITED)
OTHER DATA:
EBITDA (9)...........................................   $24,449    $20,209    $33,779   $40,974         $48,794   $66,383
Capital expenditures.................................     8,887      6,091     13,048    15,200          10,980    22,588
Depreciation and amortization........................     8,978      8,602     11,207    11,320          12,470    18,555
Return on average equity (10)........................      7.8%       8.4%      14.5%    18.0%            21.3%    25.5%
Gross profit margin..................................     20.2%      17.9%      19.2%    19.8%            22.1%    22.3%
Operating profit margin..............................      5.3%       1.1%       5.9%    6.9%              8.4%    8.4%


                                                                              AS OF DECEMBER 31,
                                                                                                                   PRO
                                                                                                                   FORMA
                                                         1992       1993       1994      1995            1996      1996(6)
                                                                            (IN THOUSANDS)                         (UNAUDITED)
BALANCE SHEET DATA:
Working capital......................................   $54,845    $63,397    $49,501    $39,182        $54,592    $50,333
Total assets.........................................   156,930    242,921    229,185    214,902        277,416    410,601
Total debt...........................................    41,814    106,130     84,773    74,175          94,597    182,164
Total shareholders' equity...........................    64,842     64,187     73,216    74,232          91,574    91,574

                                                                                          THREE MONTHS ENDED MARCH 31,
                                                                                                                     PRO
                                                                                                                     FORMA
                                                                                         1996      1997(11)          1997(6)
                                                                                                  (UNAUDITED)
                                                                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                                                                     DATA)
STATEMENT OF INCOME DATA:
Net sales...........................................................................   $103,457    $134,148         $160,957
Cost of goods sold..................................................................   81,993      104,406           124,846
Gross profit........................................................................   21,464      29,742            36,111
Operating expenses..................................................................   13,722      18,491            22,384
Operating profit....................................................................   7,742       11,251            13,727

Interest expense, net...............................................................   (1,563)     (1,938)          (3,062)
Other, net..........................................................................     (437)       (315)            (330)

Income before taxes.................................................................   5,742       8,998             10,335
Taxes on income.....................................................................   2,324       3,716             4,228

Net income..........................................................................   $3,418      $5,282            $6,107
Weighted average shares outstanding (fully diluted).................................   13,656      14,574            14,574
EARNINGS PER SHARE (FULLY DILUTED)(7)(8):
  Net income........................................................................   $0.25       $0.36             $0.42
OTHER DATA:
EBITDA (9)..........................................................................   $10,331     $14,924           $18,578
Capital expenditures................................................................   1,753       2,606             4,318
Depreciation and amortization.......................................................   3,026       3,988             5,181
Gross profit margin.................................................................   20.7%       22.2%             22.4%
Operating profit margin.............................................................   7.5%        8.4%              8.5%


                                                                                        AS OF MARCH 31,
                                                                                         1996       1997
                                                                                          (UNAUDITED)
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.....................................................................   $42,000     $54,141
Total assets........................................................................   261,402     419,989
Total debt..........................................................................   102,339     180,211
Total shareholders' equity..........................................................   75,493      94,908

 (1) Includes a $1.7 million restructuring charge ($1.0 million net of tax, or $0.08 per share) and a $10.1 million charge ($0.80 per share) related to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

 (2) Includes an $8.7 million restructuring charge ($5.3 million net of tax, or $0.39 per share).

 (3) Includes the first full year of results for Coleman Cable, acquired on December 15, 1993.

 (4) Includes expenses associated with the Schwitzer merger, including the debt extinguishment costs classified as an extraordinary item, totaling $5.6 million (net of tax), or $0.43 per share.

 (5) Includes the results of CCI from February 21, 1996 and Web Wire from October 8, 1996.

 (6) The pro forma statement of income and related data reflects the results of the Company as if the acquisition of Kysor had occurred on January 1, 1996. The pro forma balance sheet and related information presents the financial position of the Company as if the acquisition of Kysor had occurred on December 31, 1996.

 (7) In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). This standard modifies disclosure requirements for companies required to report earnings per share ("EPS") to include presentations of Basic EPS (which includes no dilution of common stock equivalents) and, if applicable, Diluted EPS (which reflects the potential dilution of common stock equivalents). The pro forma Basic and Diluted EPS for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997 are as follows:

                                                                                                              THREE MONTHS
                                                                  YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                     1992       1993       1994       1995       1996       1996       1997
                                                                                   (UNAUDITED)

                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Earnings per share:
  Income before extraordinary item and cumulative
     effect of change in accounting principle:
       Basic.....................................   $  0.39    $  0.02    $  0.77    $  0.76    $  1.29    $  0.26    $  0.38
       Diluted...................................      0.37       0.02       0.73       0.75       1.25       0.25       0.36

Weighted average shares outstanding:
  Basic..........................................    12,618     12,812     13,009     13,178     13,389     13,181     13,746
  Diluted........................................    13,286     13,464     13,647     13,475     13,858     13,559     14,479

 (8) On a supplementary basis, assuming this offering had been completed as of January 1, 1996 and the estimated net proceeds had been used as described under the caption "Use of Proceeds" herein, net income per share would have been approximately $1.22 and $0.35 per share for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively. The pro forma earnings per share on a supplementary basis, as if Kysor had been acquired on January 1, 1996, would have been $1.43 and $0.40 per share, respectively for such periods.

 (9) EBITDA represents operating profit before restructuring charge plus other, net plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined in accordance with GAAP, and the Company's calculation thereof may not be comparable to that reported by other companies.

(10) Return is income for the year divided by average equity. Income is defined as net income plus net of tax impact of restructuring costs, accounting changes and merger expenses. Average equity is adjusted for the effect of restructuring costs, accounting changes and merger expenses. The Company's calculation may not be comparable to that reported by other companies.

(11) Results reflect the acquisition of Kysor from March 10, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's predecessor was founded in 1894 and, until recently, was primarily a manufacturer of transformers for the electrical utility industry. As a consequence, the Company's financial performance was subject to the potentially cyclical nature of a single industry. In 1993, the Company, led by a new management team, implemented strategies to expand and diversify the organization in order to create greater shareholder value by generating more consistent growth in earnings and cash flow. Since 1993, the Company has experienced significant growth in sales and net income through a focused strategy of internal growth and a highly-disciplined acquisition program. During that period, the Company acquired and successfully integrated five companies, including Schwitzer, which merged with the Company in 1995, and Kysor, which was acquired in March 1997. In 1993, the Company's predecessor had net sales of $118.1 million and had a net loss of $3.0 million (before giving effect to the Schwitzer merger). Assuming the Kysor acquisition had occurred on January 1, 1996, the Company's 1996 pro forma net sales and net income would have been $592.6 million and $20.8 million, respectively.

     The Company's current business units operate in two product segments based on the distinct markets and customers served: Electrical and Industrial Products. The Electrical Products Segment is comprised of Kuhlman Electric and Coleman Cable. The Industrial Products Segment is comprised primarily of the Schwitzer Group, a combination of Schwitzer and the operations of Kysor. The Electrical Products Segment manufactures and sells transformers primarily for electrical utilities and wire and cable products for consumer, commercial and industrial uses, while the Industrial Products Segment manufactures and sells proprietary products for use in commercial and industrial engines and other applications.

     On March 10, 1997, the Company purchased substantially all of the assets of Kysor for $86.0 million in cash plus the assumption of certain liabilities which totaled approximately $46.0 million. The purchase of Kysor was financed from borrowings under the Company's Credit Agreement. The acquisition has been recorded using the purchase method of accounting and accordingly, the net assets and results of operations for Kysor are included in the Company's consolidated financial statements as part of the Industrial Products Segment from the date of acquisition.

     The following table summarizes certain statement of income and segment data for the periods indicated:

                                                                                                           THREE MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                                  1994        1995           1996           1996        1997
                                                                                        (IN THOUSANDS)        (UNAUDITED)
NET SALES:
Electrical Products..........................................   $235,274    $243,761       $268,846       $ 57,449    $ 72,483
Industrial Products..........................................    160,843     181,623        187,619         46,008      61,665
  Total net sales............................................   $396,117    $425,384       $456,465       $103,457    $134,148
INCOME BEFORE TAXES AND EXTRAORDINARY ITEM:
Electrical Products..........................................   $  8,611    $ 13,639       $ 20,103       $  3,397    $  4,170
Industrial Products..........................................     17,096      19,541         22,386          5,104       8,843
  Operating earnings (1).....................................     25,707      33,180         42,489          8,501      13,013
Corporate....................................................     (3,855)     (4,156)        (6,165)        (1,196)     (2,077)
Interest expense, net........................................     (6,969)     (7,066)        (6,981)        (1,563)     (1,938)
Merger expenses..............................................         --      (4,510)            --             --          --
Unallocated..................................................        720         630             --             --          --
  Total income before taxes and extraordinary item...........   $ 15,603    $ 18,078       $ 29,343       $  5,742    $  8,998

(1) Operating earnings is defined as operating profit plus other, net directly attributable to each segment.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS -- THREE MONTHS ENDED MARCH 31, 1997 AND 1996

     GENERAL. The Company reported record quarterly results in the first quarter of 1997 in several key financial areas, including net sales, operating profit and net income, which increased 29.7%, 45.3% and 54.5%, respectively, in the first quarter of 1997 when compared to the same period in 1996. The increases were attributable to the positive operating performance reported in each of the Company's two segments, Electrical and Industrial Products and the acquisition of Kysor.

     NET SALES. Net sales were a record $134.1 million in the first quarter of 1997 compared to $103.4 million reported in the same period in 1996, an increase of $30.7 million, or 29.7%. Each of the Company's two segments contributed to the increase in net sales as demand for most of the Company's key products remained vibrant throughout the period. Net sales were benefitted by approximately $9.3 million in the first quarter of 1997 due to the acquisition of Kysor.

     OPERATING PROFIT. Operating profit for the first quarter of 1997 was a record $11.3 million compared to $7.7 million reported for the same period in 1996, an increase of $3.6 million, or 45.3%. Consolidated operating profit margins in the first quarter of 1997 improved to 8.4% of net sales compared to 7.5% reported in the year-ago period. The increase in consolidated operating profit and operating profit margins occurred primarily in the Industrial Products Segment due to the record sales volume and improved gross profit margins for certain products. Overall, operating expenses increased $4.8 million, or 34.8%, to $18.5 million, or 13.8% of net sales in the first quarter of 1997 compared to $13.7 million or 13.3% of net sales reported in the first quarter of 1996. The increase in operating expenses was due primarily to the higher sales noted above, greater corporate expenses associated with its acquisition activities and the addition of Kysor. The increase in operating expenses as a percentage of net sales was due primarily to the impact of higher corporate expenses.

     OTHER INCOME (EXPENSE). Interest expense, net was $1.9 million in the first quarter for 1997 compared to $1.6 million for the same period in 1996, an increase of $375,000, or 24.0%. The increase was due to the higher levels of debt outstanding throughout the 1997 period compared to the first quarter of 1996 due to the acquisitions of CCI and Kysor. Other, net was an expense of $315,000 in the first quarter of 1997 compared to a $437,000 expense reported in the same period in 1996, a decrease of $122,000, or 27.9%. The decrease was due to lower miscellaneous, non-operating expenses, none of which were significant, in the first quarter of 1997 compared to the year ago period.

     NET INCOME. Net income for the first quarter of 1997 was a record $5.3 million compared to $3.4 million reported in the same period in 1996, an increase of $1.9 million, or 54.5%. Earnings per share on a fully diluted basis in the first quarter of 1997 were $0.36 compared to $0.25 for the first quarter of 1996, an increase of 44.0%. The increase in earnings per share was due to the higher net income noted above, partially offset by more shares outstanding throughout the period. The increase in the number of shares outstanding for the earnings per share calculation included additional common stock equivalents as a result of an increase in the Company's stock price. The Company's effective tax rate for the first quarter of 1997 and 1996 was 41.3% and 40.5%, respectively. The difference in rates was due primarily to a change in the source of earnings between various taxing countries.

     BACKLOG. Bookings were strong throughout the first quarter of 1997, resulting in an increase in the Company's backlog. The Company's consolidated backlog increased $34.8 million, or 29.2% to $153.8 million at March 31, 1997 from the backlog at the end of 1996. The increase was attributable primarily to the acquisition of Kysor and strong demand for certain industrial components.

  ELECTRICAL PRODUCTS SEGMENT

     NET SALES. In the Electrical Products Segment, net sales increased $15.0 million, or 26.2%, to $72.5 million in the first quarter of 1997 compared to the same period in 1996. The increase was due primarily to greater shipments of transformer products, particularly medium power transformers, and the inclusion of CCI's results for the full quarter in 1997. CCI was acquired by the Company on February 21, 1996.

     OPERATING EARNINGS. Operating earnings in the Electrical Products Segment increased $773,000, or 22.8%, to $4.2 million in the first quarter of 1997 compared to the same period in 1996. The increase was due primarily to greater net sales and improved operating margins at Kuhlman Electric which reported its highest operating earnings in the last sixteen quarters. Operating earnings at Coleman Cable were essentially the same in the first quarter of 1997 and 1996, as the impact of CCI's full quarter results in 1997 were offset by lower sales and operating earnings for certain electronic wire and cable products due to weak demand industry-wide. The drop in demand was caused primarily by a reduction of excess inventory levels by end users of certain electronic wire.

  INDUSTRIAL PRODUCTS SEGMENT

     NET SALES. Net sales for the Industrial Products Segment in the first quarter of 1997 were $61.7 million compared to $46.0 million reported in the same period in 1996, an increase of $15.7 million, or 34.0%. The increase was due primarily to record sales of engine components in North America and Europe and the addition of Kysor, which added approximately $9.3 million in net sales from the date of its acquisition by the Company. The record sales were due to continued robust demand for turbochargers and other engine components from original equipment manufacturers ("OEMs").

     OPERATING EARNINGS. Operating earnings in the Industrial Products Segment improved $3.7 million, or 73.3%, to $8.8 million in the first quarter of 1997 when compared to the same period in 1996. The increase was due primarily to the record shipments of engine component products, the positive impact of a change in sales mix, improved operating efficiencies, and the addition of Kysor. Operating earnings in the first quarter of 1997 were benefitted by approximately $812,000 from the acquisition of Kysor on March 10, 1997.

CONSOLIDATED RESULTS -- YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     GENERAL. In 1996, the Company sold more products, earned more income and generated more cash flow from operations than in any year in its 103-year history. 1996 was the third consecutive year in which the Company achieved record sales. The Company's improved financial results were due to the positive operating performance results in each of the Company's two segments, Electrical and Industrial Products.

     NET SALES. Consolidated net sales were $456.5 million in 1996 compared with $425.4 million and $396.1 million in 1995 and 1994, respectively. In 1996, the Company's net sales increased 7.3% when compared to 1995. The strength of both the Electrical and Industrial Products Segments contributed to the record sales in 1996. Within the Electrical Products Segment, sales were benefitted by strong shipments of medium power transformers to utilities and the addition of CCI, which significantly broadened the Company's wire and cable operations. Sales within the Industrial Products Segment benefitted from robust demand domestically for various engine component products. The Company's 1995 consolidated net sales increased 7.4% over 1994. This increase was due primarily to strong worldwide demand for turbochargers and other engine components and certain wire and cable products, partially offset by lower shipments of distribution transformers due to the downsizing of that product line.

     OPERATING PROFIT. The Company posted record operating profit in 1996 due to the strong earnings performance of each business segment. Consolidated operating profit advanced 31.7% in 1996 to $38.4 million (8.4% of net sales) from $29.2 million (6.9% of net sales) reported in 1995. Operating profit in 1994 was $23.3 million (5.9% of net sales). The growth in operating profit in 1996 was due primarily to the increased sales volume noted above and improved gross profit margins in each segment. Consolidated gross profit margins increased to 22.1% of net sales in 1996 from 19.8% and 19.2% in 1995 and 1994, respectively. Gross profit margins improved in the Electrical Products Segment because of favorable changes in sales mix, particularly for transformer products, the addition of CCI with its higher margin product offering and the disposal of Nehring Electrical Works Company ("Nehring"), a subsidiary of Coleman Cable whose products had lower margins. Margin improvement in the Industrial Products Segment was driven by strong domestic demand coupled with better manufacturing efficiencies. Operating expenses for the Company in 1996 were $62.5 million or 13.7% of net sales compared to $54.9 million or 12.9% of net sales in 1995 and $52.6 million or 13.3% of net sales in 1994. Operating expenses increased in both 1996 and 1995 from the previous year due primarily to the higher net sales noted above, partially offset by cost containment programs throughout the Company.

     OTHER INCOME (EXPENSE). Other income (expense) for the Company consists primarily of interest expense and other miscellaneous non-operating activity including foreign currency translation adjustments. Interest expense, net was $7.0 million, $7.1 million and $7.0 million in 1996, 1995 and 1994, respectively. Interest expense, net was down slightly in 1996 compared to 1995 primarily because the Company's lower cost of borrowed funds offset the higher debt levels attributable to the acquisitions of CCI and Web Wire. Interest expense, net was up in 1995 over 1994 because much of the decrease in outstanding debt in 1995 did not occur until late in the fourth quarter. In 1996, other, net was an expense of $2.1 million compared to income of $493,000 in 1995 and an expense of $712,000 in 1994. In 1995, other, net was benefitted by $1.3 million (net of tax) or $0.10 per share primarily associated with a covenant not to compete, which expired in June of 1995, and the favorable settlement of certain liabilities. Foreign currency translation adjustments related to the Company's Brazilian operations resulted in income of $193,000 in 1996, income of $75,000 in 1995 and expense of $847,000 in 1994. Fluctuations associated with foreign currency translation adjustments due to the hyperinflationary economy of Brazil may occur in the future.

     NET INCOME. For the year ended December 31, 1996, the Company reported net income of $17.3 million compared to $13.8 million (before expenses associated with the Schwitzer merger) and $10.0 million in 1995 and 1994, respectively. Earnings per share (fully diluted) were $1.21 in 1996 compared to $1.05 (before expenses associated with the Schwitzer merger) and $0.73 in 1995 and 1994, respectively. Net income and earnings per share in 1995 were $8.2 million and $0.62, respectively, after giving effect to the merger expenses. See Note 2 of the Notes to Consolidated Financial Statements. The effective tax rate reported by the Company was 40.9%, 44.4% and 36.1% in 1996, 1995 and 1994, respectively. See Note 8 of the Notes to Consolidated Financial Statements.

  ELECTRICAL PRODUCTS SEGMENT

     In 1996, the Electrical Products Segment reported record net sales and operating earnings for the second consecutive year. Net sales increased to $268.8 million in 1996 from $243.8 million reported in 1995 and $235.3 million in 1994. Operating earnings of the Electrical Products Segment were $20.1 million in 1996 compared to $13.6 million and $8.6 million in 1995 and 1994, respectively. In 1996, net sales and operating earnings for the Electrical Products Segment increased 10.3% and 47.4%, respectively, over 1995 primarily due to the continued improvement in the operating performance at Kuhlman Electric and the addition of CCI. In 1995, net sales improved only modestly over the 1994 period primarily because of the downsizing of the distribution transformer product line while operating earnings increased dramatically due to the improved operating performance of Kuhlman Electric.

     The improvement in the financial results reported by the Electrical Products Segment in 1996 was due to the Company focusing on its objective of providing its customer base with higher value-added products. The result of this effort was to change the mix of sales to higher margin products and services. This process had a dramatic impact on the results of Kuhlman Electric which increased net sales and operating earnings approximately 18% and 94%, respectively, over the 1995 period. Within Kuhlman Electric, the Company has emphasized its medium power and instrument transformer lines which generally carry higher margins compared to other product lines. For example, net sales of medium power transformers have increased approximately 38% and 26% in 1996 and 1995, respectively, over the previous year. As a result of this shift in product focus coupled with the Company's continued programs to improve manufacturing efficiencies and productivity over the last three years, Kuhlman Electric has posted solid annual gains in operating performance since 1993.

     Net sales and operating earnings for wire and cable products within the Electrical Products Segment reached record highs for the second consecutive year in 1996. Net sales increased approximately 6% in 1996 compared to 1995 and approximately 16% in 1995 over 1994. Net sales in 1996 included the results of CCI from February 21, 1996, its date of acquisition, excluded the activity of Nehring, which was disposed of on December 29, 1995, and was negatively impacted by the decline in the price of copper. The average price of copper, a principal raw material for wire and cable products, declined approximately 15.7% in 1996 from 1995. The impact of this drop led to lower selling prices for certain products due to lower raw material costs and improved gross profit margins as a percentage of net sales. In addition, operating margins were benefitted by the addition of CCI which sells products that generally generate higher margins, more than offsetting the loss in margin on products sold by Nehring.

  INDUSTRIAL PRODUCTS SEGMENT

     Net sales and operating earnings in the Industrial Products Segment reached record highs for 1996. Net sales were $187.6 million in 1996 compared to $181.6 million and $160.8 million in 1995 and 1994, respectively. Operating earnings for the Industrial Products Segment increased to $22.4 million in 1996 from $19.5 million and $17.1 million in 1995 and 1994, respectively. Operating earnings as a percentage of net sales advanced to 11.9% in 1996 from 10.8% and 10.6% in 1995 and 1994, respectively. Net sales to domestic customers as a percentage of total Industrial Products Segment net sales were approximately 70%, 66% and 70% in 1996, 1995 and 1994, respectively.

     Net sales and operating earnings increased 3.3% and 14.6%, respectively, in 1996 compared to 1995. The improvement was primarily the result of continued robust demand for turbochargers and other engine components. The surge in demand came primarily from OEMs in the United States as moderate interest rates continued to support growth in many key end markets. Sales to domestic based customers grew approximately 8% in 1996 from 1995 while international sales remained flat in the same period. Operating earnings grew $2.9 million, or 14.6%, in 1996 over 1995, while operating earnings as a percentage of net sales increased from 10.8% in 1995 to 11.9% in 1996. This improvement was due primarily to greater operating efficiencies, the impact of higher sales volume and lower operating expenses as a percentage of net sales.

     In 1995, net sales and operating earnings for the Industrial Products Segment grew 12.9% and 14.3%, respectively, over the results reported in 1994. The growth in net sales volume was due primarily to greater demand from OEM customers as market conditions in many parts of the world improved. Domestic net sales increased approximately 7% in 1995 compared to 1994 primarily due to improved market conditions for medium and heavy-duty trucks and agricultural and construction equipment. International net sales increased approximately 27% in 1995 compared to 1994 as demand for the Company's products increased due to strengthening worldwide economies, primarily in Europe and South America, and greater market penetration by the Company's industrial products. Operating earnings as a percentage of net sales increased from 10.6% in 1994 to 10.8% in 1995. This improvement was due primarily to higher sales volume resulting in better utilization of production capacity.

EFFECTS OF INFLATION

     The Company has not experienced any material adverse effects on operations in recent years caused by inflation, though margins can be affected by inflationary conditions. The Company uses numerous raw materials in its products, including copper, aluminum, steel and plastics. Prices for many of these materials started to rise in 1994, as worldwide economies began to strengthen and continued to rise throughout much of 1995. Though the Company attempted to pass along these increases in the form of higher prices to its customers, competition made this increasingly difficult which resulted in pressure on operating profit for certain products. In 1995 and 1994, the Company was able to mitigate some of the impact of these higher costs by exercising tight cost control measures and improving its operating efficiencies. In 1996, pricing pressure for certain of these materials began to abate somewhat, resulting in more stable margins.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's sources of funds have consisted primarily of operating cash flow and debt financing from banks. The Company's uses of funds have consisted primarily of acquisitions of new companies or businesses, debt reduction, capital expenditures, increased operating working capital and dividends to shareholders. Although no assurance can be given, the Company believes that its cash, earnings, available borrowings and access to other sources of capital are adequate to support its current operations and continued growth through both internal expansion and potential acquisitions.

  CASH FLOW

     The Company generated record cash flow from operations of $37.7 million in 1996, compared to $28.1 million and $18.9 million in 1995 and 1994, respectively. This represents an increase in cash flow from operations of 34%, 49% and 80% in 1996, 1995 and 1994, respectively, over the prior year. Improved operating earnings in each segment and strong working capital management were the primary contributors to the Company's continued growth in cash flow from operations. In the first quarter of 1997, the Company generated $9.1 million in cash flow from operations compared to $10.9 million for the same period in 1996, a decrease of $1.8 million, or 16%. The decline was due primarily to the timing of the impact of changes in working capital requirements, partially offset by the record earnings reported in the first quarter of 1997.

     Consolidated working capital (net of cash) was $47.4 million at March 31, 1997 compared to $52.4 million at December 31, 1996, a decrease of $5.0 million. The decline in working capital was due primarily to the increase in term debt associated with the acquisition of Kysor. Cash and cash equivalents increased to $6.8 million at March 31, 1997 from $2.2 million at December 31, 1996 due to the timing of cash receipts and the addition of Kysor. Accounts receivable, net was $93.4 million at March 31, 1997 compared to $70.1 million at December 31, 1996, an increase of $23.3 million, or 33.2%. The increase was due primarily to the acquisition of Kysor and the Company's record sales volume in the first quarter of 1997. Similarly, inventories increased $15.8 million, or 30.1% to $68.3 million at March 31, 1997 from December 31, 1996 primarily due to the inclusion of Kysor and because of higher expected sales activity in the Electrical Products Segment. Deferred taxes and prepaid expenses and other current assets increased $3.5 million, or 30.9%, to $14.8 million at March 31, 1997 from the end of 1996 primarily because of tax attributes associated with the acquisition of Kysor. Accounts payable and accrued liabilities were $116.6 million at March 31, 1997 compared to $79.2 million at December 31, 1996, an increase of $37.4 million, or 47.2%. The increase was due primarily to the addition of Kysor and higher accounts payable to vendors caused by the greater level of inventories.

  CAPITALIZATION

     Total debt at March 31, 1997 was $180.2 million, compared to $94.6 million at December 31, 1996. The increase was due primarily to the acquisition of Kysor, which was funded from borrowings under the Company's Credit Agreement. The Credit Agreement consists of two credit line facilities. The first facility (the "Revolving Facility"), which is due July 1, 2001, is a $125.0 million revolving credit facility to be used for general corporate purposes, including funding future growth opportunities and acquisitions. Borrowings under the Revolving Facility at March 31, 1997 were $84.0 million. The second facility

(the "Acquisition Facility") is a 364-day, $125.0 million facility to be used to fund future acquisitions and general corporate purposes related thereto. Borrowings under the Acquisition Facility at March 31, 1997 were $90.0 million. Under the terms of the Acquisition Facility, outstanding borrowings at July 1, 1997 are to be repaid in 16 equal quarterly installments beginning on October 1, 1997. Interest rates on amounts borrowed under each facility are based principally on the London Interbank Offered Rate (LIBOR) plus an applicable margin factor. The Company also pays a commitment fee on the unused portion of each facility. The margin factor and the commitment fee rate are determined based on the Company's leverage ratio (as defined in the Credit Agreement). The weighted average interest rate as of March 31, 1997 under the Credit Agreement was 6.6%.

     The Company borrowed $90.0 million under the Acquisition Facility to fund the cash portion of the acquisition of Kysor, including $4.0 million for general corporate purposes relating to Kysor. In addition, the Company assumed approximately $721,000 of existing Kysor debt as part of the acquisition.

     Total availability under the Company's revolving credit agreements was $83.2 million at May 28, 1997. Under the most restrictive warranties and covenants contained in the Company's credit agreement, the Company had approximately $17.7 million of consolidated retained earnings at March 31, 1997 free of any restrictions as to the payment of dividends. The dividend declared in the first quarter of 1997 was $2.1 million, or $0.15 per share.

  CAPITAL EXPENDITURES

     The Company believes that achieving the proper returns on its invested capital is a key factor in driving shareholder value. Toward that objective, the Company has focused its efforts on improving the returns earned on its invested capital by redeploying underperforming, non-core assets and making additional capital investments in areas where the Company can maximize its earnings potential. This includes expenditures on plant and equipment for internal expansion as well as on acquisitions of businesses. See " -- Overview." As part of this effort, the Company spent $11.0 million in 1996 for new plant and equipment. Over the last three years, the Company has invested a total of $39.2 million for new plant and equipment, primarily to improve productivity, product quality and durability, to increase manufacturing capacity, and to enhance its customer service capabilities in each segment. The Company believes these investments, which have exceeded depreciation expense by 22% in the three year period ended December 31, 1996, have played a key role in improving operating profit margins and will enhance its operations and financial performance in 1997 and beyond.

     Capital expenditures for the first three months of 1997 were $2.6 million compared to $1.8 million reported in the same period last year. Expenditures in the first quarter of 1997 were primarily for normal replacements and additions to plant and equipment. The Company expects capital expenditures in 1997 to total approximately $20 million for normal additions to plant and equipment, including the 1997 requirements of Kysor since the date of its acquisition.

                                    BUSINESS

OVERVIEW

     Kuhlman Corporation is a growth-oriented, diversified industrial manufacturing company focused on building shareholder value by delivering superior financial performance. The Company intends to achieve its financial goals through continued internal growth and a disciplined acquisition program. The Company currently operates in two product segments based on the distinct markets and customers served: Electrical and Industrial Products. The Electrical Products Segment is comprised of Kuhlman Electric and Coleman Cable. Kuhlman Electric is a leading manufacturer of transformers and other products for electrical utilities and industrial users. Coleman Cable is a nationally-recognized manufacturer of electrical and electronic wire and cable products, such as cord sets, battery booster cables, industrial power cords, security wire, and electronic voice and data cable for use in consumer, commercial and industrial applications. The Industrial Products Segment is comprised primarily of the Schwitzer Group, a combination of Schwitzer and Kysor. The Schwitzer Group is a leading worldwide manufacturer of proprietary engine components, fuel tanks and other products used on light, medium and heavy-duty trucks, and for construction, agricultural, mining, power generation and marine equipment. The Schwitzer Group's products include, among others, turbochargers, fans and fan drives that enhance engine performance, as well as fuel tanks, instrumentation, and HVAC systems. In 1996, on a pro forma basis after giving effect to the Kysor acquisition, the Electrical and Industrial Products Segments contributed approximately 45% and 55%, respectively, to the Company's net sales.

BUSINESS STRATEGY

  GENERAL

     The Company has developed several growth strategies for enhancing shareholder value, including internal growth, growth through acquisition and an incentivized management team.

  INTERNAL GROWTH

     The Company has enjoyed a successful track record of internal growth. This growth has been achieved primarily by increasing sales to existing customers, attracting new customers and introducing new products. Management anticipates that future internal growth will occur through the continuing implementation of its key operating strategies, including: (i) improving the competitive position of its business units by expanding on their core competencies; (ii) providing customers with value-added, differentiated products and superior services at competitive prices; (iii) maximizing the operating capabilities of each business by enhancing manufacturing and distribution systems and deploying assets in areas with superior earnings potential; (iv) continually striving to improve the Company's products, processes and the capabilities of its employees; and (v) optimizing synergies from strategic acquisitions.

     There are also certain industry trends that are expected to benefit the Company. The Company believes that the Electrical Products Segment will benefit from further deregulation in the electrical utility industry, vendor consolidation in wire and cable markets and worldwide growth in demand for voice and data communication products, including those provided by Coleman Cable. The Company also believes that the Industrial Products Segment will benefit from worldwide trends, including deregulation in certain transportation markets, increased demand for commercial transportation equipment due to the adoption of "just-in-time" delivery requirements, rising fuel costs, stringent emission standards for engines, demand for lighter, more efficient engines and the growing needs of lesser developed countries for infrastructure and food, creating demand for construction and agricultural equipment.

  GROWTH THROUGH ACQUISITION

     The Company seeks to make strategic acquisitions at attractive prices that either expand or enhance current operations, or create a platform to enter new markets. Since 1993, the Company has acquired Coleman Cable, Schwitzer, CCI, Web Wire and Kysor. The following table summarizes certain information with respect to these acquisitions:

                                                              NET SALES FOR FISCAL
                                                DATE OF        YEAR PRIOR TO DATE
                 BUSINESS                     ACQUISITION        OF ACQUISITION                  PRINCIPAL PRODUCTS
                                                                 (IN MILLIONS)
Coleman Cable.............................   December 1993           $111.0          Electrical wire and cable products for low
                                                                                     voltage applications
Schwitzer.................................      May 1995              153.3          Turbochargers, fans, fan drives and
                                                                                     crankshaft vibration dampers
CCI.......................................   February 1996             56.3          Electrical and electronic wire and cable
                                                                                     products, including products for voice and
                                                                                     data communication
Web Wire..................................    October 1996              5.8          Battery cables, ignition wire sets and
                                                                                     related products
Kysor.....................................     March 1997             136.2          Fans and fan clutches, engine monitoring
                                                                                     devices, marine instruments, truck fuel
                                                                                     tanks and HVAC systems for commercial and
                                                                                     industrial vehicles

     The Company's well-defined acquisition strategy for businesses which represent new platforms requires the acquired businesses to have sustainable competitive advantages and to participate in expanding, niche markets. Acquisitions are expected to be immediately accretive to the Company's earnings. The Company believes that its acquisition program has allowed, and will continue to allow for, the diversification of shareholder risk, the expansion of core competencies and management expertise, the addition of complementary products and distribution channels, and the establishment of platforms for future "add-on" opportunities. The acquisitions of Coleman Cable and Schwitzer are examples of such platform targets, which allowed for subsequent complementary "add-on" acquisitions of CCI and Web Wire for Coleman Cable, and Kysor for Schwitzer.

  MANAGEMENT STRUCTURE

     The Company's business segments generally operate autonomously, with decision-making capabilities pushed down to the operating level, and in many cases to the factory level, to more efficiently meet the needs of customers. Management has created a culture of continuous improvement and implemented a set of Company-wide performance goals that measure both the Company's success and each business unit's contribution to growth in earnings and cash flow, return on capital investment and return on shareholders' equity. Business segment managers, including key members of each functional area within such business segments, are generally incentivized to achieve certain customer satisfaction, growth and profitability targets. In order to further align management's interests with those of shareholders, the Company recently implemented a long-term incentive program for approximately 30 key employees, which provides for compensation based on the Company's stock price performance. As of May 27, 1997, the Company's stock price performance resulted in the achievement of certain awards under the program. See Note 5 of Notes to Consolidated Financial Statements for additional information concerning the program, including its estimated impact on the Company's results of operations. The Company believes that its compensation plans have contributed to the significant growth of shareholder value in recent years.

BUSINESS SEGMENTS

ELECTRICAL PRODUCTS SEGMENT

     The Electrical Products Segment is comprised of Kuhlman Electric, which is based in Versailles, Kentucky, and Coleman Cable, which is based in North Chicago, Illinois. Demand and profitability in this segment are generally affected by the level of domestic economic activity in the consumer, commercial and industrial markets served. Housing starts, commercial and industrial construction, maintenance and upgrading of established electrical systems and electrical usage are key components of demand for the segment's various electrical products.

  KUHLMAN ELECTRIC

     PRODUCTS. Established in 1894, Kuhlman Electric designs, manufactures and markets a broad range of electric power transformers for electrical distribution systems serving residential, commercial and industrial customers. These products include distribution transformers, medium-size power transformers and instrument transformers. Distribution transformers reduce high voltages transmitted on electrical transmission lines to usable levels (120 and 240 volts) for homes, offices and factories. Distribution transformers may be mounted on a utility pole, placed at ground level on a pad or in underground vaults. Power transformers are designed for utility and industrial customers to be installed in substations or commercial electric power centers for apartment complexes, shopping centers, factories and other users of electrical power. Kuhlman Electric's power transformer product line includes a variety of transformers in electrical power ranges from 5 MVA (mega-volt amperes) to 50 MVA. Instrument transformers are high-accuracy transformers that reduce high current and voltage to lower levels within an electrical distribution network for revenue metering, relaying and system protection applications. As electrical power generation, transmission and distribution practices continue to change in a deregulated environment, the Company expects instrument transformers to be in greater demand as more electric power is transferred between sellers and buyers.

     SALES AND MARKETING. The Company believes that Kuhlman Electric has achieved a competitive advantage in the market with product quality, short production lead times and enhanced on-time delivery. Kuhlman Electric also benefits from its ability to provide its customers with on-site delivery and installation of power transformers, an important service as customers seek to outsource certain functions. A significant portion of the distribution, power and instrument transformers manufactured by Kuhlman Electric in 1996 were marketed directly through 10 employee sales professionals. The balance was sold through 19 independent commissioned sales organizations, which employ approximately 75 salespersons and sales engineers.

     CUSTOMERS. The principal market for Kuhlman Electric's transformer products is electric utility companies throughout the United States, including The Detroit Edison Company, Northern States Power Company, Edison International, Pacific Gas and Electric Company and Cinergy Corp. In addition, direct sales to commercial and industrial users of electric power are increasing, as changes occur in the electrical generation, transmission and distribution industry. OEMs of electric power generation equipment, such as General Electric Company, are also significant customers of Kuhlman Electric.

  COLEMAN CABLE

     PRODUCTS. Coleman Cable manufactures and distributes a wide range of electrical and electronic wire and cable products for consumer, commercial and industrial markets. These products include cord sets, battery booster cables and other wire products for consumer uses and flexible cords, power cables, control cables, robotics cables, diesel locomotive cables and specialty cables used in the distribution of portable power for construction and industrial uses, as well as in OEM applications. In 1996, with the acquisition of CCI, the Company significantly enhanced its capability in the rapidly-growing data transmission and telecommunications industries by virtue of CCI's broad array of low voltage electronic wire and cable products, including coaxial and category cables. The acquisition of Web Wire provided the Company with a broad line of battery cables, ignition wire sets and related products to augment the Company's well-known line of products for the automotive aftermarket.

     Coleman Cable is also a leading provider of electronic wire and cable for diversified consumer and commercial markets for low voltage requirements, some of which are marketed under the "Signal" brand name, which the Company believes is recognized as a leading brand throughout the security and systems contractor industry. The "Signal" brand of cables is also used extensively by burglar alarm, fire alarm, smoke detector and closed circuit television (CCTV) installation and contracting companies. Coleman Cable also produces cables for energy management systems and for irrigation and sprinkler systems, and it is one of the largest producers of thermostat cable in the U.S. These products are marketed under the "Baron" brand name. The Company believes that products with the "Baron" brand name are recognized for their quality throughout the HVAC industry. Products marketed under the "Baron" brand name are used in a variety of applications by HVAC installers, energy management installers, golf course sprinkler installers, irrigation system installers, OEMs, machine tool manufacturers and electrical contractors.

     SALES AND MARKETING. Coleman Cable's products are sold directly through 17 employee salespersons, and numerous manufacturers' representatives employing over 700 salespersons, to commercial contractors, security distributors, mass merchandisers, hardware wholesalers, automotive retailers, warehouse clubs, home centers, hardware chains, contractor/industrial supply houses and electrical distributors, specialty retailers, and various industrial and OEM users on a nationwide basis. Coleman Cable's flexible power and control cable products are marketed to electrical, industrial and construction customers under trade names that the Company believes are widely recognized for their quality and high-performance standards. "Signal" brand products are sold to security and equipment distributors, wire and cable distributors, electronic parts distributors, electrical distributors and OEMs through its employee sales force and to a lesser extent independent sales representatives.

     CUSTOMERS. Coleman Cable's wire and cable products are sold to numerous distributors operating in various industries, OEMs and government agencies. Significant customers of Coleman Cable include Wal-Mart Stores, Inc., Ace Hardware Corporation, Graybar Electric, Sprint Corporation, General Electric Company, NYNEX Corporation, WESCO and Anixter International. Coleman Cable believes that it is one of the leading providers of extension cords and battery booster cables to the contractor supply market and nationally recognized retailers, respectively.

INDUSTRIAL PRODUCTS SEGMENT

     The Industrial Products Segment is comprised principally of the Schwitzer Group, which consists of Schwitzer and Kysor. The Schwitzer Group is based in Indianapolis, Indiana. Demand and profitability in this segment are affected by economic conditions in industrialized and developing regions of the world. Expenditures for light, medium and heavy-duty trucks, construction and agricultural equipment, marine applications and other industrial transportation equipment may affect demand for the segment's products.

     PRODUCTS. The Schwitzer Group is a leading worldwide manufacturer of proprietary engine components, fuel tanks and other products used on light, medium and heavy-duty trucks, and for construction, agricultural, mining, power generation and marine equipment. The Schwitzer Group designs, manufactures and markets technically advanced components, including turbochargers, fan drives, cooling fans and crankshaft vibration dampers, for enhancing the efficiency of commercial and industrial diesel and gasoline engines. These components improve engine performance by enhancing horsepower output, fuel efficiency, emissions and durability, and are engineered to meet the specific engine applications of each customer. Engines incorporating the Company's products are used in light, medium and heavy-duty trucks, in agricultural and construction equipment, and in other industrial and commercial applications. Turbochargers use the energy from engine exhaust to provide pressurized air to the engine, thus increasing power and reducing exhaust emissions, and are expected to play a significant role in engine designs capable of complying with increasingly stringent exhaust emission regulations worldwide. Turbochargers are fitted to engines for on-road vehicles (such as delivery trucks and semi-tractors) and off-road vehicles (such as farm and construction equipment).

     Fans cool engines and protect them from overheating while reducing noise and wear on other cooling system components. With the addition of Kysor, the Company believes that the Schwitzer Group is one of the world's leading designers and manufacturers of fans and fan drives, producing a complete line of metal and polymer fans and viscous and friction fan drives. Fan drives, designed to sense engine temperature, automatically engage and disengage engine cooling fans. This increases power while reducing fuel consumption and engine noise. The Schwitzer Group produces vibration dampers which reduce engine vibrations and enhance engine performance and durability, while reducing noise.

     In addition, the Schwitzer Group designs, manufactures and markets other components for commercial and industrial transportation applications, including various engine monitoring devices and marine instruments under the "Kysor Medallion" brand name, truck fuel tanks under the "Kysor Michigan Fleet" brand name, and HVAC systems for commercial and industrial vehicles and trailer supports under the "Kysor Westran" brand name.

     The Industrial Products Segment also includes Emtec Products Corporation ("Emtec") which designs, manufactures and markets a variety of spring and spring assembly products and stampings for the transportation, appliance and electronics markets. Emtec's sales in 1996 were approximately $8 million.

     SALES AND MARKETING. The Schwitzer Group sells its products to OEMs, fleet operators and aftermarket customers through its employee sales force and through approximately 200 independent distributors to customers in more than 60 countries throughout the world. Many products offered by the Schwitzer Group, including turbochargers sold to OEMs, must be custom-designed to specific engine applications of each OEM. Accordingly, research and development personnel of the Schwitzer Group work closely with OEMs during the design and development of an engine. Dampers, fan drives and cooling fans also are custom-engineered by the Schwitzer Group and are used on diesel and gasoline engines. These products are incorporated on engines that are utilized in light, medium and heavy-duty trucks and industrial equipment, as well as agricultural and construction equipment.

     CUSTOMERS. The Company believes that it is one of the leading independent suppliers of turbochargers to the non-passenger car market in the world. Schwitzer's primary customers are the world's leading engine builders, located primarily in North America, Western Europe, South America and Japan. These customers include Caterpillar, Inc., Mack Trucks, Inc., Ford Motor Company, General Motors Corporation, Mercedes-Benz, MAN Aktiengesellschaft, AB Volvo, Deere & Company and Navistar International Corporation. The principal markets for Kysor's products are OEMs and fleet operators of light, medium and heavy-duty trucks, buses, off-highway equipment and the marine industry.

COMPETITION

     The Company experiences substantial competition in each of its business segments. The Company has numerous competitors, some of which have substantially greater financial and technical resources than the Company and include divisions of some of the world's largest business enterprises. The Company generally competes against divisions or subsidiaries of such large business enterprises, as well as against numerous other smaller competitors in the various markets in which it participates. The Company believes that both of its business segments compete primarily on the basis of product quality, product innovation, service and price.

CUSTOMERS

     During 1996, 1995 and 1994, various purchasing units of Caterpillar, Inc. accounted for approximately 9%, 10% and 11%, respectively, of the consolidated net sales of the Company.

RAW MATERIALS AND SUPPLIES

     The principal raw materials required by the Electrical Products Segment are copper, steel, aluminum, various insulating materials and polymers. Copper, which is the Electrical Products Segment's single largest raw material, is generally purchased in either wire or rod form from a number of major domestic producers. Pricing is typically based upon announced prices of the New York Commodity Exchange, Inc. ("COMEX") for high grade copper, plus a negotiated premium. The principal raw materials used in the Industrial Products Segment are nickel, aluminum, cast iron and steel. Although castings used to manufacture specialized components for turbochargers are available from only a few suppliers worldwide, the Company has experienced no difficulties in obtaining adequate supplies to meet its manufacturing needs. The Company may engage in hedging activities under certain circumstances to mitigate the impact of price fluctuations in certain commodity prices. However, the Company may experience rapid increases in the price of its principal raw materials. The Company's financial condition or results of operations may be materially and adversely affected by such increases in raw material costs to the extent the Company is unable to pass on such higher costs to customers.

     Raw materials purchased by the Company are generally available from numerous independent sources at competitive prices, and are principally obtained from domestic suppliers. The Company does not expect significant difficulty in filling its raw material requirements. However, it is possible that because of the Company's continuing focus on "lean manufacturing," which incorporates "just-in-time" supplier-customer delivery methods with fewer suppliers, the Company may experience increased difficulties in obtaining raw materials.

BACKLOG

     An order is included in the Company's backlog when a firm delivery date has been received from the customer. The following table sets forth backlog, which the Company believes to be firm as of the dates indicated:

                                                           AS OF DECEMBER 31,       AS OF MARCH 31,
                                                                  1996              1996        1997
                                                                         (IN THOUSANDS)
Electrical Products....................................         $ 51,266            44,661    $ 51,868
Industrial Products....................................           67,715            58,346     101,914(1)
                                                                $118,981          $103,007    $153,782(1)

(1) Includes Kysor's backlog of $31,701.

     At March 31, 1997 substantially all of the Company's backlog of orders was expected to be completed by December 31, 1997.

ENGINEERING AND PRODUCT DEVELOPMENT

     The Company continually seeks to improve its existing products and to develop new products. Engineering and product development activities are conducted separately by each business unit. The Company's business units focus on developing applications-engineered products designed to meet their customers' needs. Teams representing different functional areas within a business unit work closely with customers early in the product design process to ensure that the product meets the customer's specifications and is designed for cost effectiveness. Engineering expenses include activities associated with product development, the application of products to specific customer needs, and ongoing efforts to refine and enhance existing products. These costs are expensed as incurred and totaled $7.0 million in 1996. With the addition of Kysor, the Company expects to spend approximately $12 million on engineering and product development in 1997.

LEGAL PROCEEDINGS

     The Company, from time to time, is subject to legal claims and other matters relating to the conduct of its business. In the opinion of management, the ultimate disposition of such matters presently outstanding will not have a materially adverse effect upon the Company's consolidated financial position or results of operations.

ENVIRONMENTAL

     The Company is subject to numerous environmental laws and regulations concerning air emissions, discharges into waterways and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations are constantly changing and it is impossible to predict with accuracy the effect they may have on the Company in the future. Like many other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, which may result in fines, penalties and remediation costs, and there can be no assurance that such costs will be insignificant. To the best of the Company's knowledge, it is in substantial compliance with all federal, state and local environmental protection provisions, and believes that any future fines, penalties and remediation costs associated with environmental noncompliance should not have a material adverse effect on capital expenditures, earnings or the Company's competitive position. However, legal and regulatory requirements in those areas have been increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future due to regulatory noncompliance. See Note 5 to Notes to Consolidated Financial Statements.

EMPLOYEES

     As of May 1, 1997, the Company employed approximately 3,800 persons, approximately 1,100 of whom are currently subject to collective bargaining agreements. Three of the Company's collective bargaining agreements, covering an aggregate of approximately 300 employees at three facilities,expire within the next 12 months. The Company considers relations with its employees to be satisfactory.

FACILITIES

     The executive offices of the Company are located at 3 Skidaway Village Square, Savannah, Georgia 31411. The telephone number at that address is (912) 598-7809. The executive offices of Kuhlman Electric, Coleman Cable and the Schwitzer Group are located in Versailles, Kentucky, North Chicago, Illinois, and Indianapolis, Indiana, respectively. In total, the Company owns or leases 27 manufacturing facilities, which are located throughout the United States, as well as in England, Wales, Brazil and South Korea.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

     The following information is furnished with respect to each person who is currently a director of the Company:

                NAME                     AGE     DIRECTOR SINCE     PRINCIPAL POSITION WITH THE COMPANY
Curtis G. Anderson...................    55           1993          President, Chief Operating Officer
                                                                      and Director
William E. Burch.....................    72           1993          Director (1)
Steve Cenko..........................    71           1987          Director (2)
Gary G. Dillon.......................    63           1995          Chairman and Chief Executive
                                                                      Officer of Schwitzer and Director
                                                                      of the Company
Alexander W. Dreyfoos, Jr............    65           1993          Director (1)
Robert S. Jepson, Jr.................    54           1993          Chairman of the Board, Chief
                                                                      Executive Officer and Director
William M. Kearns, Jr................    61           1993          Director (1)
George J. Michel, Jr.................    65           1985          Director (2)
General H. Norman Schwarzkopf........    62           1994          Director (2)

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     The Company's Board of Directors is classified into three classes having staggered terms of three years each. The current terms of Messrs. Anderson, Burch, Dreyfoos and General Schwarzkopf expire in 1998; of Messrs. Cenko and Jepson in 1999; and of Messrs. Dillon, Kearns and Michel in 2000.

EXECUTIVE OFFICERS

     The following information is furnished with respect to each person who is currently an executive officer of the Company:

                                                   EXECUTIVE
                                                    OFFICER
                NAME                     AGE         SINCE          PRINCIPAL POSITION WITH THE COMPANY
Robert S. Jepson, Jr.................    54           1993          Chairman of the Board and Chief
                                                                      Executive Officer
Curtis G. Anderson...................    55           1994          President and Chief Operating
                                                                      Officer
Gary G. Dillon.......................    63           1995          Chairman and Chief Executive
                                                                      Officer of Schwitzer
Vernon J. Nagel......................    39           1993          Executive Vice President of
                                                                      Finance, Chief Financial Officer
                                                                      and Treasurer
Richard A. Walker....................    45           1984          Executive Vice President, Chief
                                                                      Administrative Officer, General
                                                                      Counsel and Secretary

     CURTIS G. ANDERSON, who was elected President and Chief Operating Officer of the Company on April 26, 1994, and a director on September 8, 1993, founded and has been, since 1986, Chairman of Anderson Capital Corporation, a private investment company. Prior thereto, he spent 19 years in corporate and investment banking, including 14 years with Citibank and five years with The First National Bank of Chicago where he served as Executive Vice President, Head of Financial Products Department.

     WILLIAM E. BURCH served as counsel to the law firm of Lukins & Annis in Spokane, Washington from 1984 to 1993. From 1981 to 1984, he served as Vice Chairman and from 1975 to 1981, as President and Chief Executive Officer of Fred
S. James & Co. (insurance brokers). He has been a consultant from 1982 to the present. He also currently serves as a director of Guy F. Atkinson Company of California.

     STEVE CENKO has been a consultant from 1985 to the present. From 1980 to 1985 he served as President of Lamb Systems Group (engineering, manufacturing, and marketing of machine tools) and as a director and Executive Vice President of Lamb Technicon Corporation (holding company).

     GARY G. DILLON has served as Chairman of Schwitzer since June 1991 and Chief Executive Officer of Schwitzer since April 1989. From April 1989 to March 1997, he also served as President of Schwitzer. Prior to April 1989 he served as President and Chief Executive Officer of Household Manufacturing, Inc. Mr. Dillon is also a director of Household International, Inc.

     ALEXANDER W. DREYFOOS, JR. is currently serving, and has served continuously since 1963, as Chairman of the Board of Photo Electronics Corporation (investment management). He also serves as a director of FPL Group, Inc.

     ROBERT S. JEPSON, JR., who was elected President and Chief Executive Officer of the Company on February 10, 1993, and Chairman of the Board on June 9, 1993, founded and was Chairman and Chief Executive Officer of The Jepson Corporation from 1983 until its sale in 1989. The Jepson Corporation was a diversified manufacturing company listed on the NYSE. Immediately preceding his election as President and Chief Executive Officer of the Company, Mr. Jepson was, and is currently, Chairman and Chief Executive Officer of Jepson Associates, Inc., a private investment company, and serves as Chairman of the Board of Jepson Vineyards, Ltd.

     WILLIAM M. KEARNS, JR. is currently President of W.M. Kearns & Co., Inc. (private investment company) and is a Senior Consultant for Furman Selz LLC, one of the several Underwriters. He was associated with Lehman Brothers (investment banking) and its predecessor firms for more than 33 years. From 1992 to 1994 he was an Advisory Director of Lehman Brothers and from 1969 through 1992 he was a Managing Director of that firm. He also serves as a director of Selective Insurance Group, Inc., Malibu Entertainment Worldwide International, Inc. and as a trustee of EQ Advisors Trust (Equitable Life Assurance Society of the United States).

     GEORGE J. MICHEL, JR. has been a private investor and consultant and Chairman of Windstar International, Inc. (management consulting) from 1990 to the present. Prior to 1990, he was Chairman of Stanadyne, Inc. (diversified manufacturer of fabricated metal products) from 1985 to 1989, and Chief Executive Officer of the same corporation from 1988 to 1989.

     VERNON J. NAGEL, who joined the Company on April 5, 1993, became Executive Vice President of Finance, Chief Financial Officer and Treasurer of the Company in February 1994 and was Vice President of Finance, Chief Financial Officer and Treasurer prior thereto. He was the Vice President of Finance, Chief Financial Officer and Secretary of Stericycle, Inc. (medical waste management) from 1990 until 1993. Prior thereto, Mr. Nagel served in various financial executive capacities with The Jepson Corporation from 1985 until 1990.

     GENERAL H. NORMAN SCHWARZKOPF is currently active as an author, lecturer and TV consultant. He retired in August 1991 as a Four-Star General in the U.S. Army after having served as Commander in Chief, United States Central Command, Department of Defense, and Commander of Operations Desert Shield and Desert Storm. He currently serves as a director of Borg-Warner Security Corporation, The Washington Water Power Company, Remington Arms Company, Inc., and Home Shopping Network, Inc.

     RICHARD A. WALKER has served as an Executive Vice President or similar position with the Company, as well as General Counsel and Secretary, since 1991. He has served as Chief Administrative Officer since 1994. From 1984 until 1991, Mr. Walker served as Vice President, General Counsel and Secretary of the Company. Prior thereto, Mr. Walker was a partner in the law firm of Harness, Dickey & Pierce.

                             PRINCIPAL SHAREHOLDERS

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth, as of May 1, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, the number of shares of Common Stock beneficially owned by each director and executive officer of the Company, and the percent of class owned by such persons.

                                                                                                                PERCENT OF CLASS (4)
                                                                                                                PRIOR TO     AFTER
                                                                                  NUMBER OF SHARES (1)(2)(3)    OFFERING    OFFERING
Curtis G. Anderson.............................................................               266,803             1.9%        1.6%
William E. Burch...............................................................                16,619(5)           *           *
Steve Cenko....................................................................                21,626              *           *
Gary G. Dillon.................................................................               256,497             1.8%        1.6%
Alexander W. Dreyfoos, Jr......................................................                26,768              *           *
Robert S. Jepson, Jr...........................................................               581,058(5)          4.1%        3.5%
William M. Kearns, Jr..........................................................                20,941              *           *
George J. Michel, Jr...........................................................                27,805(5)           *           *
Vernon J. Nagel................................................................                93,815              *           *
H. Norman Schwarzkopf..........................................................                11,085              *           *
Richard A. Walker..............................................................               129,952              *           *
All Directors and Executive Officers
  as a Group (11 Persons)......................................................             1,452,969             9.8%        8.5%

* Less than one percent of outstanding shares.

(1) Includes shares in Kuhlman Electric's Employees' Stock Purchase Plan, the Company's Dividend Reinvestment Plan, the Kuhlman Electric Savings Maximizer Plan, and in the Schwitzer U.S. Inc. Tax Reduction Investment Plan for Certain Salaried and Exempt Employees.

(2) Includes shares which the following persons have the right to acquire upon the exercise of stock options as of May 1, 1997 or at any time within 60 days thereafter: Curtis G. Anderson -- 200,000 shares; Steve Cenko -- 12,359 shares; Gary G. Dillon -- 170,491 shares; Robert S. Jepson, Jr. -- 400,000 shares; George J. Michel, Jr. -- 12,359 shares; Vernon J. Nagel -- 90,000 shares; and Richard A. Walker -- 123,392 shares.

(3) Excludes the following grants and awards under the Company's Long-Term Incentive Plan: stock options for 2,000 shares granted to each non-employee director on each of August 9, 1996 and April 24, 1997; performance units/shares awarded on August 8, 1996, but not fully vested as of May 1, 1997, of 9,900 shares to Curtis G. Anderson; 7,425 shares to Gary G. Dillon; 9,900 shares to Robert S. Jepson, Jr.; 3,960 shares to Vernon J. Nagel and 3,960 shares to Richard A. Walker; and stock options granted on February 17, 1997 for 60,000 shares to Curtis G. Anderson; 10,000 shares to Gary G. Dillon; 100,000 shares to Robert S. Jepson, Jr.; 40,000 shares to Vernon J. Nagel; and 40,000 shares to Richard A. Walker.

(4) Each respective individual's shares included in note (2) were deemed to be outstanding as of May 1, 1997 for the purpose of computing the percentage applicable to the person owning such shares but were not deemed to be outstanding for the purpose of computing the percent of class owned by any other person. The total number of shares included in note (2) were deemed to be outstanding for the purpose of computing the percent of class for all directors and executive officers as a group.

(5) Excludes an aggregate of 5,700 shares owned by spouses where beneficial ownership is disclaimed.

CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of May 1, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, the number of shares of Common Stock owned by each person known by the Company to own of record or beneficially 5% or more of the outstanding shares of Common Stock.

                                                                                                                PERCENT OF CLASS
                                                                                                              PRIOR TO     AFTER
NAME OF PERSON                                                                         NUMBER OF SHARES       OFFERING    OFFERING
David L. Babson and Company Incorporated                                                     723,691(1)            5.2%        4.5%
  One Memorial Drive
  Cambridge, Massachusetts 02142-1300..........................................
The Prudential Insurance Company of America                                                1,276,302(2)            9.2%        7.9%
  751 Broad Street
  Newark, New Jersey 07102-3777................................................

(1) Based solely on information set forth in a Schedule 13G dated February 7, 1997 filed with the Commission.

(2) Based solely on information set forth in a Schedule 13G dated January 27, 1997 filed with the Commission.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $1.00 par value, and 2,000,000 shares of Preferred Stock, $1.00 par value (the "Preferred Stock"), of which 200,000 shares are designated as Junior Participating Preferred Stock, Series A ("Series A Preferred Stock"). As of April 30, 1997, there were 13,797,429 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

     The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Certificate of Incorporation"), its Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "DGCL").

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters presented to the shareholders for action. There are no cumulative voting rights. Holders of Common Stock are entitled to such dividends as the Board of Directors of the Company may declare out of funds legally available therefor and, upon dissolution or liquidation, to share ratably in the assets available for distribution after all prior claims and the liquidation rights of the holders of any shares of preferred stock of the Company that may be outstanding. Holders of Common Stock do not have preemptive rights to subscribe for any securities of the Company.

PREFERRED STOCK PURCHASE RIGHTS

     On April 24, 1997, the Board of Directors of the Company declared a distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on April 30, 1997.

     Under certain circumstances, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock or, in certain circumstances, either Common Stock or common stock of an acquiring company at one-half of its market price. The Rights are designed to make it more likely that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against the use of coercive tactics to gain control of the Company. The Rights also provide protection against a controlling shareholder taking advantage of its position by engaging in transactions for its benefit and to shareholders' detriment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 30, 1997 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent. When exercisable, except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $80.00, subject to adjustment in certain circumstances to prevent dilution.

     Currently, the Rights are not exercisable, are evidenced by the Common Stock certificate, are transferred with and only with the Common Stock, and trade automatically with the Common Stock. The Rights will separate from the Common Stock and certificates representing the Rights will be distributed upon occurrence of certain events that may lead to a concentration of ownership of Common Stock. At that time, each holder of a Right will have the right to receive, upon exercise, shares of

Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price of the Right then in effect. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any person or group of persons that has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock will be null and void. The Rights will expire on April 30, 2007, but may be redeemed by the Company prior to such date under certain circumstances at a redemption price of $.001 per Right, subject to adjustment.

PREFERRED STOCK

     The Company is authorized to issue 2,000,000 shares of Preferred Stock, in one or more series, with such designations, and such voting, dividend, and conversion rights, and such other relative, participating, optional or other special rights, qualifications, limitations or restrictions as the Board of Directors of the Company may determine by resolutions providing for the issue of such preferred stock. The authority of the Board of Directors of the Company includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares and designation; (ii) the dividend rate and whether dividends are to be cumulative; (iii) whether shares are to be redeemable and, if so, the terms and amount of any sinking fund providing for the purchase or redemption of such shares; (iv) whether shares shall be convertible and, if so, the applicable terms and provisions; (v) what voting rights are to apply; and (vi) what restrictions are to apply, if any, on the issue or reissue of any additional Preferred Stock.

SERIES A PREFERRED STOCK

     Each share of Series A Preferred Stock purchasable upon exercise of the Rights will be entitled to receive, subject to a minimum dividend of $60 per year, a dividend of 100 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the shares of Series A Preferred Stock will be entitled to receive, subject to a minimum liquidation payment of $100 per share, an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have one hundred votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Series A Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidation, are protected by antidilution provisions.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

ANTI-TAKEOVER CONSIDERATIONS

     The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder unless either
(i) prior to the date at which the shareholder became an interested shareholder the Board of Directors approved either the business combination or the transaction in which the person became an interested shareholder, (ii) the shareholder owned more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon commencement of the transaction in which the shareholder became an interested shareholder or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder) at a meeting of the shareholders (and not by written consent) held on or subsequent to the date on which the person became an "interested shareholder" of the business combination.

     An "interested shareholder" is a person who owns (or is an affiliate or associate of the corporation and at any time within the prior three years did own) 15% or more of the corporation's voting stock, and the affiliates and associates of such person. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested shareholder.

     The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Board of Directors into three classes, each class serving for staggered three-year terms;
(ii) the authority of the Board of Directors to determine the size of the Board of Directors, subject to certain minimums and maximums; (iii) the authority of the Board of Directors to fill vacancies on the Board of Directors; (iv) a requirement that special meetings of shareholders may be called only by the Company's Chief Executive Officer or by the Board of Directors; (v) the requirement that the only business that may be conducted at a special meeting of shareholders is that which is set forth in the Company's notice of such meeting;
(vi) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; and (vii) the requirement that the Company's security holders may amend the Bylaws only by the affirmative vote of the holders of at least 70% of the voting securities (of all of the outstanding shares of stock) of the Company. See " -- Preferred Stock Purchase Rights" for a description of rights to purchase Common Stock or Series A Preferred Stock that are exercisable upon the occurrence of certain events.

INDEMNIFICATION AND LIMITED LIABILITY

     The Company's Certificate of Incorporation and Bylaws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by the DGCL, the Company's Certificate of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its shareholders for monetary damages for such director's breach of duty as a director. This limitation of liability does not relieve directors from liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any liability under Section 174 of the DGCL for unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

TRANSFER AGENT

     Harris Trust and Savings Bank, located in Chicago, Illinois, is the Transfer Agent and Registrar for the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc., Furman Selz LLC and PaineWebber Incorporated are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names below:

                                                                                          NUMBER OF
UNDERWRITER                                                                                 SHARES
The Robinson-Humphrey Company, Inc..................................................
Furman Selz LLC.....................................................................
PaineWebber Incorporated............................................................

          Total.....................................................................       2,350,000

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of
$          per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $          per share in sales to certain other
dealers. After this offering, the Price to Public and other selling terms may be changed.

     The Company and each of its directors and executive officers have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock (other than the shares offered by the Company in this offering), subject to certain exceptions, for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 150,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,350,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares of Common Stock offered hereby.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce the short position by purchasing Common Stock in the open market. The Representatives may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     William M. Kearns, Jr., a director of the Company, serves as an outside consultant to Furman Selz LLC, one of the Representatives.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Rudnick & Wolfe, Chicago, Illinois. Certain legal matters relating to this offering will be passed upon for the Underwriters by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

                                    EXPERTS

     The financial statements and schedule of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included and incorporated by reference in this Prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The combined financial statements of Kysor as of December 31, 1996 and for the year ended December 31, 1996 are incorporated by reference in this Prospectus in reliance on the report of Coopers & Lybrand L.L.P., independent public accountants, given on authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 1-7695) pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

          (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (ii)  Quarterly Report on Form 10-Q for the quarter ended March 31,
                1997;

          (iii)  Current Report on Form 8-K dated March 10, 1997;

          (iv) Current Report on Form 8-K/A (Amendment No. 1) dated March 10, 1997;

          (v)  Current Report on Form 8-K dated April 24, 1997;

          (vi)  Current Report on Form 8-K dated May 28, 1997; and

          (vii) Description of the Company's common stock, par value $1.00 per share, and Preferred Stock Purchase Rights contained in the Company's registration statements on Form 8-A.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement.

Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All documents that are incorporated by reference in this Prospectus but which are not delivered herewith are available without charge (other than exhibits to such documents which are not specifically incorporated by reference therein) upon request from the Company, Attention: Investor Relations, 3 Skidaway Village Square, Savannah, Georgia 31411 (telephone: 912/598-7809).

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with the Commission covering the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, file reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically within the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock is listed on the NYSE and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                          PAGE

Report of Independent Public Accountants...............................................................................    F-2

Consolidated Statements of Income for the years ended
  December 31, 1994, 1995 and 1996 and
  the three months ended March 31, 1996 and 1997 (unaudited)...........................................................    F-3

Consolidated Balance Sheets as of December 31, 1995
  and 1996, and as of March 31, 1997 (unaudited).......................................................................    F-4

Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996, and the three
  months ended March 31, 1996 and 1997 (unaudited).....................................................................    F-5

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1994, 1995 and 1996, and for
  the three months ended March 31, 1997 (unaudited)....................................................................    F-6

Notes to Consolidated Financial Statements.............................................................................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF KUHLMAN CORPORATION:

     We have audited the accompanying consolidated balance sheets of Kuhlman Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhlman Corporation and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                    /s/   ARTHUR ANDERSEN LLP

Louisville, Kentucky
February 3, 1997 (except with respect to the matters discussed in Note 17 and the last two paragraphs of Note 5, as to which the dates are March 10, 1997 and May 27, 1997, respectively)

                       CONSOLIDATED STATEMENTS OF INCOME

                      KUHLMAN CORPORATION AND SUBSIDIARIES

                                                                                                         THREE MONTHS ENDED
                                                                        YEAR ENDED DECEMBER 31,              MARCH 31,
                                                                      1994        1995        1996        1996        1997
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                                                                      (UNAUDITED)
Net sales........................................................   $396,117    $425,384    $456,465    $103,457    $134,148
Cost of goods sold...............................................    320,232     341,277     355,530      81,993     104,406
  Gross profit...................................................     75,885      84,107     100,935      21,464      29,742
Selling, engineering, general and administrative expenses........     52,601      54,946      62,524      13,722      18,491
       Operating profit..........................................     23,284      29,161      38,411       7,742      11,251
Other income(expense):
Interest expense, net............................................     (6,969)     (7,066)     (6,981)     (1,563)     (1,938)
Merger expenses..................................................         --      (4,510)         --          --          --
Other, net.......................................................       (712)        493      (2,087)       (437)       (315)
  Total other income (expense), net..............................     (7,681)    (11,083)     (9,068)     (2,000)     (2,253)
Income before taxes and extraordinary item.......................     15,603      18,078      29,343       5,742       8,998
Taxes on income..................................................      5,633       8,034      12,007       2,324       3,716
Income before extraordinary item.................................      9,970      10,044      17,336       3,418       5,282
Extraordinary item (net of tax effect of $1,175).................         --      (1,861)         --          --          --
       Net income................................................   $  9,970    $  8,183    $ 17,336    $  3,418    $  5,282
Per share amounts:
  Primary:
       Income before extraordinary item..........................   $   0.73    $   0.76    $   1.26    $   0.26    $   0.36
       Extraordinary item........................................         --       (0.14)         --          --          --
       Net income................................................   $   0.73    $   0.62    $   1.26    $   0.26    $   0.36
  Fully diluted:
       Income before extraordinary item..........................   $   0.73    $   0.76    $   1.21    $   0.25    $   0.36
       Extraordinary item, net of tax............................         --       (0.14)         --          --          --
       Net income................................................   $   0.73    $   0.62    $   1.21    $   0.25    $   0.36
Average shares outstanding
       Primary...................................................     13,647      13,178      13,760      13,181      14,479
       Fully diluted.............................................     13,647      13,178      14,384      13,656      14,574

  The Notes to Consolidated Financial Statements should be read in conjunction with these statements.

                          CONSOLIDATED BALANCE SHEETS

                      KUHLMAN CORPORATION AND SUBSIDIARIES

                                                                                            DECEMBER 31,
                                                                                          1995        1996      MARCH 31, 1997
IN THOUSANDS                                                                                                     (UNAUDITED)
ASSETS
Current assets
Cash and cash equivalents............................................................   $    581    $  2,209       $  6,781
Accounts receivable, less reserves of $1,442 and $2,344 at December 31, 1995 and 1996
  and $3,722 at March 31, 1997, respectively.........................................     55,753      70,079         93,356
Inventories..........................................................................     41,833      52,530         68,338
Deferred income taxes................................................................      4,901       7,810         10,338
Prepaid expenses and other current assets............................................      3,535       3,502          4,464
     Total current assets............................................................    106,603     136,130        183,277
Plant and equipment
Land.................................................................................      2,275       3,075          3,570
Buildings and leasehold improvements.................................................     34,802      39,138         48,411
Machinery, fixtures and equipment....................................................    111,175     122,655        155,982
Construction in progress.............................................................      2,241       2,825          3,352
                                                                                         150,493     167,693        211,315
Less -- accumulated depreciation and amortization....................................    (84,244)    (89,829)       (92,943)
     Plant and equipment -- net......................................................     66,249      77,864        118,372
Intangible assets, net of amortization of $2,672 and $4,441 at December 31, 1995 and
  1996, and $4,918 at March 31, 1997, respectively...................................     37,201      58,326        105,733
Other assets.........................................................................      4,849       5,096         12,607
                                                                                        $214,902    $277,416       $419,989
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt....................................................   $ 10,522    $  2,295       $ 12,528
Accounts payable.....................................................................     28,542      35,410         47,296
Accrued liabilities..................................................................     28,357      43,833         69,312
     Total current liabilities.......................................................     67,421      81,538        129,136
Long-term debt
Bank debt............................................................................     60,217      87,764        163,184
Other long-term debt.................................................................      3,436       4,538          4,499
     Total long-term debt............................................................     63,653      92,302        167,683
Accrued postretirement benefits......................................................      8,462       8,859         19,403
Other long-term liabilities..........................................................      1,134       3,143          8,859
     Total liabilities...............................................................    140,670     185,842        325,081
Shareholders' equity
Preferred stock, par value $1.00, 2,000 shares authorized, none issued; Junior participating preferred stock, Series A, no par value 200 shares authorized, none
  issued.............................................................................         --          --             --
Common stock, par value $1.00, 20,000 shares authorized, 13,240, 13,803 and 13,835
  shares issued at December 31, 1995 and 1996, and March 31, 1997, respectively......     13,240      13,803         13,835
Additional paid-in capital...........................................................     26,217      32,749         33,174
Retained earnings....................................................................     37,988      47,272         50,490
Foreign currency translation adjustments.............................................     (1,911)       (640)          (981)
Minimum pension liability............................................................       (382)       (690)          (690)
                                                                                          75,152      92,494         95,828
Less -- treasury stock at cost (72 shares for all periods)...........................       (920)       (920)          (920)
     Total shareholders' equity......................................................     74,232      91,574         94,908
                                                                                        $214,902    $277,416       $419,989

  The Notes to Consolidated Financial Statements should be read in conjunction with these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      KUHLMAN CORPORATION AND SUBSIDIARIES

                                                                                                           THREE MONTHS ENDED
                                                                             YEAR ENDED DECEMBER 31,           MARCH 31,
                                                                           1994       1995       1996       1996       1997
IN THOUSANDS                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income...........................................................   $ 9,970    $ 8,183    $17,336    $ 3,418    $ 5,282
  Adjustments to reconcile net income to net cash provided by operating activities:
     Extraordinary item, net...........................................        --      1,861         --         --         --
     Merger expenses...................................................        --      4,510         --         --         --
     Depreciation and amortization.....................................    11,207     11,320     12,470      3,026      3,988
     Deferred income taxes.............................................     2,435      3,501        (25)       708       (539)
     Provision for losses on accounts receivable.......................       250      1,211        685        138        121
     Other, net........................................................       558         67       (217)      (200)        55
     Changes in operating assets and liabilities:(1)
       Accounts receivable.............................................    (4,885)      (885)    (4,780)    (1,487)    (4,216)
       Inventories.....................................................     3,719     (2,057)    (1,300)    (2,340)    (3,077)
       Prepaid expenses and other current assets.......................    (3,536)     2,240        274        863         56
       Accounts payable................................................     4,708      1,049      3,915      5,530      4,009
       Accrued liabilities.............................................    (5,545)    (2,869)     9,325      1,254      3,449
  Net cash provided by operating activities............................    18,881     28,131     37,683     10,910      9,128
Cash flows from investing activities:
  Capital expenditures.................................................   (13,048)   (15,200)   (10,980)    (1,753)    (2,606)
  Acquisition of businesses, net of cash acquired......................        --         --    (39,863)   (31,826)   (85,375)
  Proceeds from sales of assets........................................       346      7,248        126         --         52
  Net cash used for investing activities...............................   (12,702)    (7,952)   (50,717)   (33,579)   (87,929)
Cash flows from financing activities:
  Net change in revolving loan facility................................   (13,941)    (4,160)   (21,572)   (10,452)    (4,319)
  Proceeds from issuance of long-term debt.............................       685     25,016     39,439     36,020     90,000
  Repayment of long-term debt..........................................    (8,259)   (32,108)    (1,850)      (664)      (754)
  Dividends paid.......................................................    (3,640)    (5,814)    (7,967)    (1,975)    (2,060)
  Stock options exercised..............................................     1,176        933      2,000         64        457
  Payments for merger and related expenses.............................        --     (5,612)        --         --         --
  Issuance of common stock.............................................        --         --      4,905         --         --
  Repurchase of common stock...........................................        --       (920)        --         --         --
  Restricted cash......................................................     1,800         --         --         --         --
  Other................................................................        --        (23)      (534)        (2)       (14)
  Net cash provided (used) for financing activities....................   (22,179)   (22,688)    14,421     22,991     83,310
Effect of exchange rate changes on cash and cash equivalents...........        42         54        241         95         63
Increase (decrease) in cash and cash equivalents.......................   (15,958)    (2,455)     1,628        417      4,572
Cash and cash equivalents, beginning of year...........................    18,994      3,036        581        581      2,209
Cash and cash equivalents, end of year.................................   $ 3,036    $   581    $ 2,209    $   998    $ 6,781

(1) Net of the effects of acquisition and foreign currency translation, where applicable. See Note 15 for information on non-cash investing and financing activities.

  The Notes to Consolidated Financial Statements should be read in conjunction with these statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                      KUHLMAN CORPORATION AND SUBSIDIARIES

                                                                                       FOREIGN
                                                            ADDITIONAL                 CURRENCY     MINIMUM
                                                 COMMON      PAID-IN      RETAINED    TRANSLATION   PENSION    TREASURY
                                                 STOCK(1)    CAPITAL      EARNINGS    ADJUSTMENT    LIABILITY   STOCK       TOTAL
IN THOUSANDS
Balance -- December 31, 1993..................   $12,914     $ 23,513     $ 30,364     $ (2,359)    $ (245 )    $   --     $64,187
Net income....................................        --           --        9,970           --         --          --       9,970
Cash dividends declared ($0.60 per share)
  (2).........................................        --           --       (3,662)          --         --          --      (3,662)
Exercise of stock options.....................       134        1,042           --           --         --          --       1,176
Issuance of common stock......................        52          745           --           --         --          --         797
Minimum pension liability.....................        --           --           --           --        202          --         202
Currency translation adjustment...............        --           --           --          546         --          --         546
Balance -- December 31, 1994..................   $13,100     $ 25,300     $ 36,672     $ (1,813)    $  (43 )    $   --     $73,216
Net income....................................        --           --        8,183           --         --          --       8,183
Cash dividends declared ($0.60 per share)
  (2).........................................        --           --       (6,867)          --         --          --      (6,867)
Exercise of stock options.....................       127          806           --           --         --          --         933
Issuance of common stock......................        16          176           --           --         --          --         192
Repurchase of common stock....................        --           --           --           --         --        (920)       (920)
Minimum pension liability.....................        --           --           --           --       (339 )        --        (339)
Currency translation adjustment...............        --           --           --          (98)        --          --         (98)
Other.........................................        (3)         (65)          --           --         --          --         (68)
Balance -- December 31, 1995..................   $13,240     $ 26,217     $ 37,988     $ (1,911)    $ (382 )    $ (920)    $74,232
Net income....................................        --           --       17,336           --         --          --      17,336
Cash dividends declared ($0.60 per share).....        --           --       (8,052)          --         --          --      (8,052)
Exercise of stock options.....................       223        1,777           --           --         --          --       2,000
Issuance of common stock......................       340        4,755           --           --         --          --       5,095
Minimum pension liability.....................        --           --           --           --       (308 )        --        (308)
Currency translation adjustment...............        --           --           --        1,271         --          --       1,271
Balance -- December 31, 1996..................   $13,803     $ 32,749     $ 47,272     $   (640)    $ (690 )    $ (920)    $91,574
Net income....................................        --           --        5,282           --         --          --       5,282
Cash dividends declared ($0.15 per share).....        --           --       (2,064)          --         --          --      (2,064)
Currency translation adjustment...............        --           --           --         (341)        --          --        (341)
Exercise of stock options.....................        32          425           --           --         --          --         457
Balance -- March 31, 1997 (unaudited).........   $13,835     $ 33,174     $ 50,490     $   (981)    $ (690 )    $ (920)    $94,908

(1) Shares outstanding were 13,167, 13,731 and 13,763, net of 72 treasury shares, at December 31, 1995 and 1996, and March 31, 1997 (unaudited), respectively.

(2) Dividends per share have not been restated to reflect the Schwitzer merger.

  The Notes to Consolidated Financial Statements should be read in conjunction with these statements.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Kuhlman Corporation and all majority owned subsidiaries (the "Company"). Investments of 50% or less in affiliated companies are accounted for under the equity method. All significant intercompany transactions have been eliminated. The consolidated statements of income include the results of acquired businesses accounted for under the purchase method of accounting from the date of acquisition. Further information pertaining to the acquisitions is presented in Note 3, "Acquisitions and Divestiture."

     On May 31, 1995, the Company merged Schwitzer, Inc. ("Schwitzer") with a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling of interests. The consolidated financial statements for all periods prior to the merger have been restated to present the combined balance sheets and results of operations of both companies as if the merger had been in effect for all periods presented. The consolidated statements of shareholders' equity reflect the accounts of the Company as if the additional common stock had been issued during all periods presented. Certain amounts in the 1994 Schwitzer financial statements were reclassified to conform with the presentation used by the Company. Further information pertaining to the merger is presented in Note 2, "Merger."

     Certain amounts in the Company's 1994 and 1995 financial statements have been reclassified to conform with the 1996 presentation.

  INTERIM STATEMENTS (UNAUDITED)

     The consolidated balance sheet at March 31, 1997 and the related consolidated statements of income, cash flows and shareholders' equity for the three months ended March 31, 1996 and 1997, have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company at March 31, 1997 and the results of operations, cash flows and shareholders' equity for three months ended March 31, 1996 and 1997, have been made. Certain information in the 1996 consolidated financial statements have been reclassified to conform with the 1997 presentation.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted from the accompanying statements. These consolidated financial statements, including the notes thereto, should be read in conjunction with the Company's audited consolidated financial statements as of and for the three years in the period ended December 31, 1996. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year 1997.

  ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as changes in estimates do and will continue to occur due to changes in available relevant data and consummation of the events and transactions.

  REVENUE RECOGNITION

     The Company recognizes sales of its products when the products are shipped to customers.

  CASH AND CASH EQUIVALENTS

     The Company considers short-term investments with an original maturity of three months or less to be cash equivalents, which are reflected at their approximate fair value.

  INVENTORIES

     Inventories are stated at the lower of cost or market and are determined by either the last-in, first-out (LIFO) or first-in, first-out (FIFO) method for domestic inventories. Inventories of foreign operations are determined principally by the first-in,

                      KUHLMAN CORPORATION AND SUBSIDIARIES
first-out (FIFO) method. Approximately 50% and 62% of the inventories at December 31, 1995 and 1996, respectively, were determined using the LIFO method. Inventory costs include material, labor and manufacturing overhead.

  PLANT AND EQUIPMENT

     Plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from 3 to 40 years, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. Plant and equipment obtained through the acquisition of a company are recorded at estimated fair value as of the date of acquisition. All additions subsequent to the acquisition date are recorded at cost.

  INTANGIBLE ASSETS

     Intangible assets consist primarily of goodwill related to the acquisition of businesses. Goodwill is being amortized on a straight-line basis over a period not to exceed forty years. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") adjustments relating to preacquisition income tax contingencies will result in corresponding adjustments to goodwill. During 1995, the Company reduced goodwill by $725,000 as a result of changes in the status of certain tax contingencies. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related operation's discounted cash flows over the remaining life of goodwill in measuring whether or not the goodwill is recoverable. Other intangible assets are amortized to expense using the straight-line method over three to six years.

  LONG-LIVED ASSETS

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). The new standard, under certain circumstances, requires the business to recognize an impairment. SFAS No. 121 requires that an impairment for long-lived assets and long-lived assets to be disposed of be based on the fair value of the asset or the fair value less the cost to sell, respectively. Application of this standard did not impact the financial position or results of operations of the Company.

  ENGINEERING

     Engineering expenses include activities associated with product development, the application of products to specific customer needs, and ongoing efforts to refine and enhance existing products. These costs are expensed as incurred and totaled approximately $7,574,000, $6,745,000 and $7,009,000 in 1994, 1995 and 1996, respectively.

  ENVIRONMENTAL REMEDIATION AND COMPLIANCE

     Environmental liabilities for remediation costs are accrued based on estimates of known environmental remediation exposures. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Liabilities are recognized for remedial activities when they can be reasonably estimated. Environmental compliance costs, which include maintenance and operating costs with respect to pollution control equipment, cost of ongoing monitoring programs and similar costs are expensed as incurred. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  FOREIGN CURRENCY TRANSLATION

     A subsidiary of the Company has foreign subsidiaries located primarily in the United Kingdom (U.K.) and Brazil. Financial data of the U.K. subsidiary is translated into U.S. dollars at current exchange rates and translation adjustments are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses of the U.K. subsidiary are credited or charged to income as they occur. The Brazilian subsidiary operates in a hyperinflationary economy. Accordingly, financial data stated in Brazilian currencies are remeasured into U.S. dollars at both current (monetary items) and approximate historical (non-monetary items) exchange rates and the resulting transaction adjustments are charged or credited to income. Transaction adjustments for the Brazilian subsidiary included in other, net on the consolidated statements

                      KUHLMAN CORPORATION AND SUBSIDIARIES
of income were a loss of $847,000 in 1994 and income of $75,000 and $193,000 in 1995 and 1996, respectively. The transaction adjustments for 1994, 1995 and 1996 are stated net of imputed interest income (expense) of $(589,000), $390,000 and $194,000, respectively, realized on net monetary assets and liabilities.

  INCOME TAXES

     The provision for income taxes includes Federal, state and foreign income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  FINANCIAL INSTRUMENTS AND HEDGING

     Certain financial instruments are used to hedge risk caused by fluctuating commodity prices, foreign currencies and interest rates. The Company enters into futures or option contracts to hedge price fluctuations for commodities used in the manufacture of its products and in currencies to hedge certain import or export transactions. The terms of the contracts are consistent with the terms of the underlying transaction they are designed to hedge. As a result, gains or losses on the transactions included in the Company's results of operations offset losses and gains of the underlying transactions being hedged.

     In addition, the Company uses interest rate swap agreements to manage interest costs and risks associated with changing interest rates. The differential to be paid or received under these agreements is accrued as interest rates change and is recognized in interest expense consistent with the terms of the agreements. The counterparty to the interest rate swap agreements is a major financial institution. The possibility of credit loss from counterparty non-performance is remote and not anticipated.

  STOCK BASED COMPENSATION

     During 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No.123"). The Company has applied APB Opinion 25 and related interpretations in accounting for its stock-based compensation plans, and has adopted the disclosure option related to SFAS No. 123. See Note 11., "Stock Based Compensation Plans," for related disclosures.

  PER SHARE INFORMATION

  YEAR-END STATEMENTS

     Earnings per share amounts are based on the weighted average number of common shares outstanding during each period, as adjusted for all materially dilutive common equivalent shares. Common equivalent shares, which include stock options and warrants, were determined under the treasury stock method. Primary and fully dilutive shares used in the per share calculation in 1996 included 371,000 and 653,000 shares, respectively, resulting from the dilutive effects of common stock equivalents. There was no materially dilutive effect of common stock equivalents in 1995. Primary and fully dilutive shares used in the per share calculation in 1994 included 638,000 shares resulting from the dilutive effects of common stock equivalents.

  INTERIM STATEMENTS (UNAUDITED)

     Earnings per share in the accompanying consolidated statements of income for the three months ended March 31, 1996 and 1997 have been computed based on the weighted average number of shares of common stock and common stock equivalents, if any, outstanding throughout the period. Primary and fully diluted shares used in the per share calculation in 1997 included approximately 734,000 and 811,000 shares, respectively, resulting from the dilutive effect of common stock equivalents. Fully diluted shares used in the per share calculation in 1996 included 475,000 shares resulting from the dilutive effect of common stock equivalents. There was no materially dilutive effect on primary earnings per share during the first quarter of 1996.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). This standard modifies disclosure requirements for companies required to report earnings per share ("EPS") to include presentations of Basic EPS (which includes no dilution of common stock equivalents) and, if applicable, Diluted EPS (which reflects the potential dilution of common stock equivalents). The standard will not be effective for the Company until the completion of its fourth quarter and year-end for 1997. The pro forma Basic and Diluted EPS for the first quarter of 1996 and 1997 (unaudited), respectively, assuming the application of SFAS No. 128 at the beginning of those periods, is as follows:

IN THOUSANDS, EXCEPT PER SHARE DATA                                      1996      1997
                                                                          (UNAUDITED)
Earnings per share:
  Basic..............................................................   $ 0.26    $ 0.38
  Diluted............................................................     0.25      0.36
Average shares outstanding:
  Basic..............................................................   13,181    13,746
  Diluted............................................................   13,559    14,479
Number of common stock equivalents in diluted shares outstanding.....      378       733

NOTE 2 -- MERGER

     On May 31, 1995, the Company merged Schwitzer, a New York Stock Exchange listed company, with a wholly-owned subsidiary of the Company. The merger was accounted for under the pooling of interests method of accounting. As provided for in the merger agreement, each share of Schwitzer common stock was converted into 0.9615 share of the Company's common stock, resulting in the Company issuing approximately 6,980,000 shares of stock. Transaction expenses and other charges related to the merger totaled approximately $5,600,000 net of tax ($0.43 per share), including $1,861,000 related to refinancing of substantially all of Schwitzer's domestic debt ("Merger Expenses"). These costs were charged to expense in the quarter ended June 30, 1995.

     In accordance with the pooling of interests method of accounting, the Company's financial statements have been restated for all periods presented to include the results of Schwitzer. Operating results for the Company and Schwitzer for the year ended December 31, 1994 prior to restatement, is presented as the following:

                                                                                         YEAR ENDED
IN THOUSANDS                                                                          DECEMBER 31, 1994
Net sales:
  Kuhlman..........................................................................       $ 242,846
  Schwitzer........................................................................         153,271
  Combined.........................................................................       $ 396,117
Net income:
  Kuhlman..........................................................................       $   1,617
  Schwitzer........................................................................           8,930
  Adjustment to valuation allowance (1)............................................            (577)
Combined...........................................................................       $   9,970

(1) The tax provision in 1994 for the combined company was adjusted to reflect changes in the valuation allowance under SFAS No. 109 as if the companies had been combined during the period.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 3 -- ACQUISITIONS AND DIVESTITURE

  ACQUISITION OF COMMUNICATION CABLE, INC.

     On February 16, 1996, the Company, through a wholly-owned subsidiary, completed a tender offer for the outstanding shares of Communication Cable, Inc. ("CCI"), a North Carolina corporation, at $14.00 per share in cash. The purchase of the tendered shares, which was consummated on February 21, 1996, along with subsequent actions have resulted in CCI becoming a wholly-owned subsidiary of the Company as of June 28, 1996. The aggregate total cost of the acquisition of the outstanding shares of CCI, which was primarily funded through bank debt, was approximately $43,800,000. CCI engineers, designs and manufactures a wide variety of low voltage electronic wire and cable products.

     The transaction has been accounted for as a purchase and the excess purchase price over the fair market value of the assets is being amortized over 40 years. The results of operations of CCI are included in the consolidated financial statements of the Company subsequent to February 21, 1996.

     The following unaudited pro forma information for the periods shown below gives effect to the acquisition of CCI as if it had occurred at the beginning of each period.

                                                                                      YEAR ENDED
                                                                                     DECEMBER 31,
IN THOUSANDS EXCEPT PER SHARE DATA                                                 1995        1996
Net sales.....................................................................   $479,610    $465,700
Net income before extraordinary item..........................................     10,237      17,358
Net income....................................................................      8,376      17,358
Fully diluted per share amounts:
  Net income before extraordinary item........................................       0.78        1.21
  Net income..................................................................       0.64        1.21

     The unaudited pro forma information assumes that the Company owned the outstanding shares of CCI at the beginning of the periods presented, and accordingly, includes adjustments for goodwill amortization, interest expense, certain administrative costs and income taxes. The unaudited pro forma financial data is presented for information purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition of CCI been consummated at the beginning of these periods, and is not intended to be a projection of future results or trends.

  ACQUISITION OF WEB WIRE

     On October 8, 1996, a subsidiary of the Company acquired substantially all of the assets of Web Wire Products, Inc. ("Web Wire") in exchange for approximately 329,000 shares of the Company's common stock. Web Wire is a manufacturer of battery cables, ignition wire sets and related accessories for the automotive aftermarket. Net sales of Web Wire for the twelve months ended December 31, 1996 were approximately $6,300,000. The impact on operations of this acquisition was not significant for any of the periods presented, and therefore, pro forma amounts were not presented giving effect to the transaction.

  ACQUISITION OF THE KYSOR TRANSPORTATION PRODUCTS GROUP

     See Note 17, "Subsequent Event: Acquisition of the Kysor Transportation Products Group."

  DIVESTITURE OF NEHRING

     In the fourth quarter of 1995, Coleman Cable Systems, Inc. ("Coleman") sold the net assets of its subsidiary, Nehring Electrical Works Company ("Nehring"), for approximately book value. Coleman received approximately $6,509,000 in cash plus a $1,500,000 note for the net assets of Nehring. In 1995, Nehring had sales of approximately $41,800,000, minimal operating earnings, and total assets of approximately $10,500,000.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 4 -- DEBT

     On July 1, 1996, the Company amended and restated its bank credit agreement. The amended and restated credit agreement has two components. The first component is a $125,000,000 revolving credit facility which is to be used for general corporate purposes and is due on July 1, 2001. The second component is a 364-day, $125,000,000 facility that is available primarily to finance future acquisitions, and any amounts drawn, would convert to a four-year term loan commencing on July 1, 1997 with equal quarterly installments. There were no borrowings at December 31, 1996 under the 364-day facility. Interest rates on amounts borrowed under each facility are based principally on the London Inter-bank Offered Rate (LIBOR) plus an applicable margin factor. The Company also pays a commitment fee on the unused portion of each facility. The margin factor and the commitment fee rate are determined based on the Company's leverage ratio (as defined). The credit facility is subject to various covenants, including financial covenants relating to minimum levels of net worth, interest coverage and the leverage ratio. Under the most restrictive covenant (minimum net worth) contained in the bank credit facility, the Company had approximately $16,600,000 of consolidated retained earnings at December 31, 1996, free of any restrictions as to the payment of dividends. The average interest rate as of December 31, 1996 under the Company's bank credit facility was 6.8%.

     At December 31, 1996, the Company had unused availability under its revolving credit facilities of approximately $40,400,000, excluding the 364-day facility.

     At December 31, 1995 and 1996, and at March 31, 1997 (unaudited) long-term debt consisted of the following:

                                                                                    DECEMBER 31,         MARCH 31,
IN THOUSANDS                                                                       1995       1996         1997
                                                                                                        (UNAUDITED)
Variable rate notes supported by revolving and term loan agreement with banks,
  maturing through 2001.......................................................   $ 67,900    $87,500     $ 174,000
Miscellaneous other long-term debt, rates up to 18%, payable
  through 2011................................................................      6,275      7,097         6,211
                                                                                   74,175     94,597       180,211
     Less -- current portion..................................................    (10,522)    (2,295)      (12,528)
                                                                                 $ 63,653    $92,302     $ 167,683

     The minimum scheduled principal payments on long-term debt outstanding at December 31, 1996 are as follows:

IN THOUSANDS
1997.......................................................................................   $ 2,295
1998.......................................................................................       927
1999.......................................................................................       681
2000.......................................................................................       523
2001.......................................................................................    87,730
Thereafter.................................................................................     2,441
  Total minimum scheduled principal payments...............................................   $94,597

     On March 10, 1997, the Company borrowed $90,000,000 under its 364-day credit facility to finance the acquisition of Kysor and other working capital needs. The minimum scheduled principal payments on long-term debt as of March 31, 1997 (unaudited) are as follows, in thousands: 1997 (nine months) -- $7,034; 1998 -- $23,427; 1999 -- $23,181; 2000 -- $23,023; 2001 -- $101,105; and
2,002 -- $2,441.

NOTE 5 -- COMMITMENTS AND CONTINGENCIES

  OPERATING LEASES

     The Company leases certain of its buildings, machinery and equipment under operating lease agreements which expire at various dates over the next six years.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     The following is a summary of rent expense under all operating leases:

IN THOUSANDS                                                                 1994      1995      1996
Minimum rentals..........................................................   $3,229    $3,171    $3,248

     Minimum future rental payments under noncancellable operating leases for each of the next five years and in the aggregate are as follows:

IN THOUSANDS
1997.......................................................................................   $ 3,040
1998.......................................................................................     2,471
1999.......................................................................................     2,234
2000.......................................................................................     2,038
2001.......................................................................................     1,303
Subsequent to 2001.........................................................................       408
  Total minimum rental payments............................................................   $11,494

  CAPITAL LEASES

     The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases which expire at various dates through 2009. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the shorter of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

     At December 31, 1995 and 1996, property under capital leases included with plant and equipment in the accompanying consolidated balance sheet is as follows:

IN THOUSANDS                                                                           1995      1996
Building and improvements..........................................................   $2,360    $2,360
Machinery and equipment............................................................      247       391
                                                                                       2,607     2,751
Less-accumulated depreciation......................................................     (964)     (964)
Plant and equipment, net...........................................................   $1,643    $1,787

     Minimum future lease payments under capital leases as of December 31, 1996 are as follows:

IN THOUSANDS
1997.......................................................................................   $   442
1998.......................................................................................       439
1999.......................................................................................       434
2000.......................................................................................       509
2001.......................................................................................       384
Subsequent to 2001.........................................................................     2,638
Total minimum lease payments...............................................................     4,846
Less-amounts representing interest.........................................................    (2,434)
Present value of net minimum lease payments................................................     2,412
Less-current portion.......................................................................      (125)
Long-term obligations under capital leases.................................................   $ 2,287

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     Obligations under capital leases are included with debt in the accompanying consolidated balance sheets. Certain capital leases provide for purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term.

  ENVIRONMENTAL MATTERS

     The Company has accrued for certain investigatory and non-capital environmental remediation costs consistent with the policy set forth in Note 1. These costs are accrued on the balance sheet and are not significant. Based on the information currently available, management does not expect that any sums that may have to be paid in connection with these environmental matters would have a material effect on the consolidated financial position or results of operations of the Company.

  LEGAL MATTERS

     The Company is involved in various legal matters. In the opinion of management, the outcome of these current matters will not have a material effect on the consolidated financial position or results of operations of the Company.

  SEVERANCE AND CONTROL AGREEMENTS

     The Company maintains a severance policy applicable to certain of its executive officers. The severance policy provides that if an executive officer's employment is terminated, the executive's base pay, medical and dental coverage, health and accident insurance, and disability and group life insurance will be continued for a period of up to twenty-four months, subject to certain conditions. The aggregate maximum commitment under the executive severance policy should all four covered employees be terminated is up to approximately $3,000,000.

     The Company modified its existing severance policy for its executive officers during 1996 to include change of control agreements ("Control Agreements"). Under the Control Agreements, upon a change of control, as defined, each such officer would be entitled to receive, among other things, three times his current annual pay, three times his highest cash bonus in the past three years, and the payment of the value of any stock options and stock appreciation rights. Each of the aforementioned would be adjusted for any resulting income or excise tax liabilities to the officer. These Control Agreements are subject to amendment or waiver by the Company's Board of Directors prior to any change in control, as defined. Although the aggregate commitment of the Company pursuant to the Control Agreements cannot be specifically determined until the occurrence of such change of control event, such payments could have a material effect on the consolidated financial position and results of operations of the Company. The Control Agreements are designed to encourage the continuity of management in view of the possibility of a change of control. The Control Agreements were not entered into in response to any specific action to acquire control of the Company, and the Company is not aware of any such action.

  LONG-TERM INCENTIVE PLAN

     On August 9, 1996, the Board of Directors adopted the Kuhlman Corporation Long-Term Incentive Plan (the "Long-Term Incentive Plan") for certain key employees of the Company. The Long-Term Incentive Plan was approved by the shareholders of the Company on April 24, 1997. Under the terms of the Long-Term Incentive Plan, awards may be made of incentive and nonqualified stock options, stock appreciation rights, and restricted stock to eligible employees. In addition, awards may also be made to eligible employees with a value tied to specific performance goals and, after a specified period, the value of those awards may be paid with Common Stock of the Company or cash, or a combination of the two. Non-employee directors of the Company are eligible to participate in the Long-Term Incentive Plan, but only for the award of nonqualified stock options.

     Pursuant to the Long-Term Incentive Plan, on August 9, 1996 the Board of Directors approved, subject to shareholder approval, awards whereby certain key employees would receive a payout after the attainment of each of two share price thresholds for stock of the Company within three years from the program commencement date, subject to certain vesting requirements. The stock price thresholds are $23 and $27 per share. In addition, subsequent to the acquisition of Kysor, additional awards were granted to certain executives of Kysor at the $27 threshold. If both thresholds are attained, the total pre-tax cost of such awards would be approximately $7,775,000, with approximately $3,600,000 and $4,175,000 to be paid after the attainment of the above price thresholds, respectively. Each award consists of two-thirds Company stock and one-

                      KUHLMAN CORPORATION AND SUBSIDIARIES
third cash and the level of award varies by participant. After achievement of each threshold, the payout to the eligible participants will be made in four quarterly installments subject to certain vesting requirements. The related compensation expense will be recorded as the awards vest. As of April 10, 1997, the Company had achieved the $23 threshold with payouts to twenty eligible participants commencing on May 1, 1997. Based on the weighted average shares outstanding as of March 31, 1997, the effect of the attainment of the first award based on the above vesting schedule would be a charge of approximately $0.04 per share per quarter. As of May 27, 1997, the Company had achieved the $27 threshold with payouts to twenty-six eligible participants commencing on June 1, 1997. Based on the weighted average shares outstanding as of March 31, 1997, the effect of attainment of the second award based on the above vesting schedule would be an additional charge of approximately $0.04 per share per quarter.

NOTE 6 -- INVENTORIES

     Inventories at December 31, 1995 and 1996, and March 31, 1997 (unaudited) consisted of the following:

                                                                         DECEMBER 31,       MARCH 31,
IN THOUSANDS                                                           1995       1996         1997
                                                                                            (UNAUDITED)
FIFO cost:
Raw materials......................................................   $20,630    $24,648      $29,312
Work-in-progress...................................................     7,359      9,790       16,744
Finished products..................................................    16,276     19,440       24,199
                                                                       44,265     53,878       70,255
Excess of FIFO over LIFO cost......................................    (2,432)    (1,348)      (1,917)
                                                                      $41,833    $52,530      $68,338

NOTE 7 -- ACCRUED LIABILITIES

     Accrued liabilities at December 31, 1995 and 1996 consisted of the following:

IN THOUSANDS                                                                        1995       1996
Salaries, wages and employee benefits...........................................   $13,891    $19,791
Accrued income taxes............................................................       998      3,173
Warranty related accruals.......................................................     2,554      2,965
Dividends payable...............................................................     1,975      2,060
Other...........................................................................     8,939     15,844
                                                                                   $28,357    $43,833

NOTE 8 -- INCOME TAXES

     Income before taxes and extraordinary item was as follows:

IN THOUSANDS                                                             1994       1995       1996
Domestic.............................................................   $11,270    $13,270    $26,190
Foreign..............................................................     4,333      4,808      3,153
                                                                        $15,603    $18,078    $29,343

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     The provision for income taxes consisted of the following:

IN THOUSANDS                                                                1994      1995      1996
Current:
  Federal...............................................................   $1,388    $3,784    $ 8,938
  State.................................................................      280       630      1,460
  Foreign...............................................................    1,750     1,680      1,252
                                                                            3,418     6,094     11,650
Deferred:
  Federal...............................................................    2,393     1,738        439
  State.................................................................      305       204        136
  Foreign...............................................................     (483)       (2)      (218)
                                                                            2,215     1,940        357
  Total.................................................................   $5,633    $8,034    $12,007

     The significant components of the provision for deferred income taxes, resulting from differences in the timing of recognition of income and expenses for income tax and financial reporting purposes, consist of the following:

IN THOUSANDS                                                                 1994      1995      1996
Net operating loss carryforwards.........................................   $   67    $  425    $ (177)
Restructuring costs......................................................    1,342      (326)       --
Depreciation.............................................................     (540)       47      (304)
Employee compensation and benefits.......................................     (407)      566     1,025
Additional taxes provided................................................      490        --        --
Postretirement benefits..................................................      309       217        53
Other....................................................................      954     1,011      (240)
Total....................................................................   $2,215    $1,940    $  357

     The effective income tax provision differs from the amount calculated using the statutory United States Federal income tax rate, principally due to the following:

                                           1994                      1995                      1996
                                             PERCENTAGE                PERCENTAGE                 PERCENTAGE
                                             OF INCOME                 OF INCOME                  OF INCOME
IN THOUSANDS                      AMOUNT    BEFORE TAXES    AMOUNT    BEFORE TAXES    AMOUNT     BEFORE TAXES
Statutory United States Federal
  income tax...................   $5,305        34.0%       $6,147        34.0%       $10,271        35.0%
State income taxes, net of
  Federal income tax effect....     359          2.3          550          3.0          1,037         3.5
Amortization of goodwill.......     326          2.1          332          1.8            479         1.6
Effect of foreign
  subsidiaries.................    (403 )       (2.6)          75          0.4            (70)        (.2)
Merger costs...................      --           --          949          5.3             --          --
Other..........................      46          0.3          (19 )       (0.1)           290         1.0
                                  $5,633        36.1%       $8,034        44.4%       $12,007        40.9%

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     The net deferred tax asset recognized in the consolidated statements of financial position as of December 31, 1995 and 1996, consists of the following:

IN THOUSANDS                                                                           1995      1996
Deferred tax assets:
  Net operating loss carryforwards.................................................   $1,729    $1,469
  Postretirement benefits..........................................................    3,830     3,984
  Employee compensation & benefits.................................................    2,053     4,144
  Other............................................................................    3,441     3,383
     Total deferred tax assets.....................................................   11,053    12,980
Deferred tax liabilities:
  Depreciation.....................................................................   (3,755)   (6,975)
  Prepaid expenses and other.......................................................   (2,217)   (1,037)
     Total deferred tax liabilities................................................   (5,972)   (8,012)
     Net deferred tax asset........................................................   $5,081    $4,968

     One of the Company's wholly-owned subsidiaries has available net operating losses which expire as follows (in thousands):

2005.............................................................................   $4,095
2006.............................................................................       31
                                                                                    $4,126

     The application of these net operating loss carry forwards against future taxable income is limited under the provisions of Internal Revenue Code Section 382 to $455,000 per taxable period. Management expects that the full amount of these carryovers will be utilized over the next ten years.

     Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for United States Federal and state income taxes has been provided thereon. If distribution of those earnings in the form of dividends or otherwise were to occur, the Company may be subject to both United States income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not reasonably determinable until such distribution actually occurs because of the variability of factors associated with the tax liability calculation, including reductions associated with any foreign tax credits.

NOTE 9 -- EMPLOYEE BENEFIT PLANS

  EMPLOYEE RETIREMENT PLANS

     The Company has various employee retirement plans which provide pension benefits to substantially all of its employees. Defined benefit plans provide benefits of stated amounts based on an employee's years of service and for certain plans, compensation for a specified period of time before retirement.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     The total expense under these plans amounted to $1,686,000, $1,556,000 and $1,767,000 in 1994, 1995 and 1996, respectively. Pension expense for the defined benefit plans in 1994, 1995 and 1996 is comprised of the following elements:

IN THOUSANDS                                                                 1994      1995      1996
Current service cost.....................................................   $1,669    $1,576    $1,803
Interest on projected benefit obligations................................    1,878     2,008     2,167
Actual return on assets..................................................      933    (3,151)   (3,322)
Gain due to curtailment..................................................     (138)       --        --
Net amortization and deferral............................................   (2,656)    1,123     1,119
                                                                            $1,686    $1,556    $1,767

     The Company's funding policy is to make annual contributions required by applicable regulations, which may, from time to time, exceed the Internal Revenue Service deductibility limits by immaterial amounts. The Company annually contributes to the defined benefit plans amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets consist substantially of investments in pooled funds which are comprised primarily of equity securities, U.S. Government securities, corporate bonds and investments in short-term investment funds.

     The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts recognized in the Company's consolidated balance sheets as of December 31, 1995 and 1996:

                                                           1995                          1996
                                                  ASSETS       ACCUMULATED      ASSETS       ACCUMULATED
                                                  EXCEED        BENEFITS        EXCEED        BENEFITS
                                                ACCUMULATED      EXCEED       ACCUMULATED      EXCEED
IN THOUSANDS                                     BENEFITS        ASSETS        BENEFITS        ASSETS
Actuarial present value of benefit
  obligations:
  Vested.....................................     $17,578        $ 3,216        $19,115        $ 3,839
  Non-vested.................................       1,138            707          1,760            817
Accumulated benefit obligations..............      18,716          3,923         20,875          4,656
Effects of salary progression................       5,879             --          6,963             --
Projected benefit obligations................      24,595          3,923         27,838          4,656
Plan assets at fair value....................      22,649          2,889         26,599          3,276
Plan assets under projected benefit
  obligations................................      (1,946)        (1,034)        (1,239)        (1,380)
Unrecognized transition (asset) liability....         319            (76)          (124)           (66)
Unrecognized net loss........................       1,852            551          1,895          1,161
Unrecognized prior service cost..............         669            580            599            510
Adjustment to recognize minimum liability....          --         (1,130)            --         (1,605)
(Accrued) prepaid pension expense............     $   894        $(1,109)       $ 1,131        $(1,380)
Intangible asset.............................     $    --        $   498        $    --        $   460
Pre-tax reduction to shareholders' equity....          --            632             --          1,145

     The assumptions used as of December 31, 1994, 1995 and 1996 in determining pension expense and funded status information shown above are as follows:

                                                                                     1994        1995    1996
Discount rate.................................................................        7.5-8.7%   7.5 %   7.5 %
Rate of salary progression....................................................        4.2-5.0%   4.2 %   4.2 %
Long-term rate of return on assets............................................        8.0-9.7%   9.7 %   9.7 %

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     In addition to providing pension benefits, the Company and certain operating subsidiaries provide savings plans for management and other employees. The plans provide for matching contributions based on the terms of such plans to the accounts of plan participants. The Company and its operating subsidiaries expensed $377,000, $664,000 and $831,000 in the years ended December 31, 1994, 1995 and 1996, respectively, related to these savings plans.

  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company charges the cost of postretirement benefits other than pensions to earnings during the active service period of its employees.

     Net periodic postretirement benefit cost for 1994, 1995 and 1996 included the following components:

IN THOUSANDS                                                                 1994      1995      1996
Service cost-benefits attributed to service during the period............   $   94    $   80    $  126
Interest cost on accumulated postretirement benefit obligation...........      894       968       929
Net deferral and amortization............................................       28        26       133
Net periodic postretirement benefit cost.................................   $1,016    $1,074    $1,188

     The amounts recognized in the Company's consolidated balance sheet at December 31, 1995 and 1996 were as follows:

IN THOUSANDS                                                                        1995       1996
Accumulated postretirement benefit obligation:
  Retirees......................................................................   $11,326    $10,492
  Fully eligible active plan participants.......................................       442        446
  Fully eligible................................................................    11,768     10,938
  Other active plan participants................................................     1,481      1,215
  Accumulated benefit obligation................................................    13,249     12,153
  Unrecognized net loss.........................................................    (3,019)    (1,877)
  Postretirement liability recognized in financial statements...................    10,230     10,276
  Less: Current portion.........................................................    (1,768)    (1,417)
                                                                                   $ 8,462    $ 8,859

     The accumulated postretirement obligation was determined using a discount rate of approximately 7.5%. An increase of approximately 9% in per capita claims cost was assumed for 1997. The assumption provides for this rate to decline by approximately 1% per year through 2000 and then remain constant at 5.5% thereafter.

     A 1% increase in the health care cost trend rate would increase the estimated accumulated postretirement benefit obligation as of December 31, 1996 by approximately $1,024,000. The impact on net periodic cost is minimal. The Company's post-retirement benefit plans are unfunded.

NOTE 10 -- STOCK RELATED INFORMATION

  PREFERRED STOCK PURCHASE RIGHTS.

     The Company has distributed one preferred stock purchase right for each outstanding share of common stock. Each right entitles the holder to purchase one one-hundredth (1/100) of a share of newly authorized Junior Participating Preferred Stock at a price of $55 per right. The rights, which do not have voting rights, will be exercisable only if a person or group acquires 20% or more of the Company's common stock without the Company's prior consent or announces a tender offer which would result in such ownership of 30% or more of the common stock. In the event the rights become exercisable and thereafter the Company is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, common stock of the acquiring Company having a value of twice the exercise price of the right.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     The rights expire on April 30, 1997, and may be redeemed by the Company at a price of $0.01 per right at any time prior to 10 days after a 20% position has been acquired and under certain circumstances thereafter.

  STOCK REPURCHASE

     In August 1995, the Board of Directors authorized the repurchase of up to $1,000,000 of the Company's "odd-lot" common shares on the open market; odd-lots are defined as blocks of less than 100 shares of the Company's stock held by a single individual, trust or institution. The program was instituted to reduce the Company's administrative costs related to the odd-lot shares. The repurchase of shares was accounted for under the cost method. In the fourth quarter of 1995, the Company repurchased 72,388 of its common shares at an aggregate cost of $920,000, including expenses of the program.

  WARRANTS

     The Company issued detachable warrants in 1992 to a former lender of Schwitzer. The warrants give the holder the right to purchase 480,750 shares, in the aggregate, of the Company's common stock at an exercise price of $8.32 per share, subject to certain conditions. The Company has the right, subject to certain conditions, to repurchase the warrants, which expire on April 15, 2002. The warrants were exercisable at December 31, 1996.

NOTE 11 -- STOCK BASED COMPENSATION PLANS

  NON-EMPLOYEE DIRECTOR'S STOCK PLAN

     In 1993, the Board of Directors adopted and the shareholders approved the 1993 Non-Employee Director's Stock Plan ("New Director's Plan"). Pursuant to the New Director's Plan, each non-employee director receives annually a number of shares equal to an aggregate fair market value of $24,000 concurrent with the meeting of the Board of Directors held each year following the Annual Meeting of Stockholders. A total of 25,863 shares were available for grants as of December 31, 1996.

  STOCK APPRECIATION RIGHTS PLAN

     In 1994, the Company adopted the 1994 Stock Appreciation Rights Plan (the "SAR Plan"). The SAR Plan provides for discretionary grants to key employees of cash-only stock appreciation rights in shares of the Company's common stock. Each Stock Appreciation Right ("SAR") measures the change in value of a share of the Company's common stock from the date of grant to the date of exercise. All SARs vest and are exercisable five years after the award date. Unearned compensation, representing changes in the estimated market value of the SAR, has been charged to income in the period incurred. A total of 1,500,000 SARs are authorized to be granted under the SAR Plan. As of December 31, 1996, 131,000 SARs with a basis of $13.88 had been awarded and were outstanding under the SAR Plan.

  STOCK OPTION PLANS

     The Company has four employee stock option plans -- 1983, 1986, 1989 and 1994, and the 1988 stock option plan for non-employee directors. The 1994 Plan provides for the granting of up to 800,000 options to purchase common shares of the Company. All options under the 1994 Plan are granted at prices equal to the market value at the date of grant, fully vest six months after the date of grant, and may be exercised up to ten years from the grant date. As of December 31, 1996, there were 210,663 options available for grant under the 1994 Plan. The 1983, 1986, 1988 and 1989 stock option plans have been terminated except to the extent that options remain outstanding.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     The following is a summary of options outstanding as of December 31, 1996:

OPTIONS IN THOUSANDS
                                                                                   WEIGHTED
                                                                                   AVERAGE      AVERAGE
                                                                                   EXERCISE    REMAINING
EXERCISE PRICE                                                          OPTIONS     PRICE         LIFE
$4.81-$7.20..........................................................      170      $ 5.78       4.3 yrs.
$7.20-$10.80.........................................................      211        8.78       4.8 yrs.
$10.80-$16.20........................................................      880       13.83       7.5 yrs.
$16.20-$17.75........................................................      260       17.20       7.1 yrs.
                                                                         1,521

  STOCK BASED COMPENSATION

     Had compensation for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the guidelines of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts listed below:

IN THOUSANDS, EXCEPT PER SHARE DATA                                                  1995      1996
Net income
  As reported....................................................................   $8,183    $17,336
  Pro Forma......................................................................    8,038     17,068
Primary earnings per share
  As reported....................................................................     0.62       1.26
  Pro Forma......................................................................     0.61       1.24
Fully diluted earnings per share
  As reported....................................................................     0.62       1.21
  Pro Forma......................................................................     0.61       1.19

     Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     In accordance with SFAS No.123, the Company measures compensation cost for disclosure purposes using the Black-Scholes model with the following assumptions for 1995 and 1996: dividend yields of 3.7%; an expected life of 4 to 6 years; expected volatility of approximately 32%; and risk free interest rates ranging from 5.9% to 7.5%.

     The following table summarizes the transactions pursuant to the Company's stock option plans for the three-year period ended December 31, 1996:

                                                                 1994                       1995               1996
                                                                  WEIGHTED AVG.              WEIGHTED AVG.
                                                                    EXERCISE                   EXERCISE
SHARES IN THOUSANDS                                     SHARES        PRICE        SHARES        PRICE        SHARES
Outstanding at beginning of year.....................   1,343        $ 10.51       1,549        $ 12.09       1,572
Granted..............................................     383          16.39         382          12.21         310
Exercised............................................    (137 )         8.87        (134 )         7.70        (308 )
Forfeited............................................     (39 )        11.11        (219 )        14.88         (24 )
Expired..............................................      (1 )         7.06          (6 )        12.32         (29 )
Outstanding at end of year...........................   1,549          12.09       1,572          12.08       1,521
Exercisable at end of year...........................   1,411          12.55       1,420          12.43       1,434
Weighted average fair value of options granted.......                                              3.99

                                                       WEIGHTED AVG.
                                                         EXERCISE
SHARES IN THOUSANDS                                        PRICE
Outstanding at beginning of year.....................     $ 12.08
Granted..............................................       14.14
Exercised............................................        9.82
Forfeited............................................       16.16
Expired..............................................       16.90
Outstanding at end of year...........................       12.81
Exercisable at end of year...........................       13.03
Weighted average fair value of options granted.......        3.97

                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 12 -- OTHER, NET

     Other, net for the years ended December 31, 1994, 1995 and 1996 consisted of the following:

IN THOUSANDS                                                                 1994     1995      1996
Non-operating postretirement benefits.....................................   $(826)   $(815)   $(1,065)
Covenant not to compete...................................................   1,250      624         --
Settlement of certain liabilities.........................................      --    1,586         --
Foreign currency translation adjustments..................................    (847)      75        193
Expenses of terminated merger.............................................    (530)      --         --
Miscellaneous.............................................................     241     (977)    (1,215)
                                                                             $(712)   $ 493    $(2,087)

NOTE 13 -- BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

     The Company's operations are organized into two business segments which are defined as Electrical Products and Industrial Products. The Electrical Products Segment manufactures and markets distribution, power and instrument transformers for domestic electrical utilities and certain industrial users; and electrical and electronic wire and cable products for consumer, commercial and industrial applications domestically. The Industrial Products Segment designs, produces and markets various industrial products, including turbochargers, fan drives, cooling fans and crankshaft vibration dampers for enhancing the efficiency of diesel and gasoline engines used in light-, medium- and heavy-duty trucks, agricultural, construction and other industrial applications. In addition, operations in this segment manufacture and distribute a variety of springs and metal parts used by other manufacturers in their products or production processes. Approximately two-thirds of the Industrial Products Segments' sales are made to domestic customers with the balance sold throughout the world.

     Net sales represent shipments to unaffiliated customers. Operating earnings for each segment includes all costs and expenses directly related to the segment before financing charges or corporate allocations. Corporate items principally represent general and administrative costs. Identifiable assets are those used in the operations of each business or geographic segment. Corporate assets consist primarily of property, plant and equipment.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     The Company's operations by business segment and geographic area for the years ended December 31, 1994, 1995 and 1996, including certain information for the three months ended March 31, 1996 and 1997 (unaudited) are as follows:

                       FINANCIAL DATA BY BUSINESS SEGMENT

                                                                                                         THREE MONTHS ENDED
                                                                        YEAR ENDED DECEMBER 31,              MARCH 31,
IN THOUSANDS                                                          1994        1995        1996        1996        1997
                                                                                                            (UNAUDITED)
NET SALES (1)
Electrical.......................................................   $235,274    $243,761    $268,846    $ 57,449    $ 72,483
Industrial.......................................................    160,843     181,623     187,619      46,008      61,665
                                                                    $396,117    $425,384    $456,465    $103,457    $134,148
INCOME BEFORE TAXES AND EXTRAORDINARY ITEM
Electrical.......................................................   $  8,611    $ 13,639    $ 20,103    $  3,397    $  4,170
Industrial.......................................................     17,096      19,541      22,386       5,104       8,843
  Operating earnings (2).........................................     25,707      33,180      42,489       8,501      13,013

Corporate........................................................     (3,855)     (4,156)     (6,165)     (1,196)     (2,077)
Interest expense, net............................................     (6,969)     (7,066)     (6,981)     (1,563)     (1,938)
Merger expenses..................................................         --      (4,510)         --          --          --
Unallocated......................................................        720         630          --          --          --
                                                                    $ 15,603    $ 18,078    $ 29,343    $  5,742    $  8,998
IDENTIFIABLE ASSETS
Electrical.......................................................   $142,190    $127,760    $182,468
Industrial.......................................................     85,447      84,145      91,353
Corporate/unallocated............................................      1,548       2,997       3,595
                                                                    $229,185    $214,902    $277,416
CAPITAL EXPENDITURES
Electrical.......................................................   $  6,283    $  4,287    $  5,134
Industrial.......................................................      6,211       9,183       5,615
Corporate/unallocated............................................        554       1,730         231
                                                                    $ 13,048    $ 15,200    $ 10,980
DEPRECIATION AND AMORTIZATION
Electrical.......................................................   $  5,406    $  5,667    $  6,643
Industrial.......................................................      5,771       5,606       5,633
Corporate/unallocated............................................         30          47         194
                                                                    $ 11,207    $ 11,320    $ 12,470

(1) In 1994, 1995 and 1996, sales to a long time customer of the Company's Industrial Products Segment represented 11%, 10% and 9%, respectively, of the Company's net sales. No other customer represents more than 5% of the Company's net sales.

(2) Operating earnings is defined as operating profit plus other, net directly attributable to each segment or corporate.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

                      FINANCIAL DATA BY GEOGRAPHIC SEGMENT

IN THOUSANDS                                                          1994        1995        1996
NET SALES
United States....................................................   $347,173    $363,050    $397,393
Europe...........................................................     38,630      50,632      50,757
Other............................................................     10,314      11,702       8,315
                                                                    $396,117    $425,384    $456,465
INCOME BEFORE TAXES AND EXTRAORDINARY ITEM
United States....................................................   $ 20,854    $ 28,256    $ 39,077
Europe...........................................................      3,304       4,601       3,045
Other............................................................      1,549         323         367
  Operating Earnings.............................................     25,707      33,180      42,489
Corporate........................................................     (3,855)     (4,156)     (6,165)
Interest expense, net............................................     (6,969)     (7,066)     (6,981)
Merger expenses..................................................         --      (4,510)         --
Unallocated......................................................        720         630          --
                                                                    $ 15,603    $ 18,078    $ 29,343
IDENTIFIABLE ASSETS
United States....................................................   $194,933    $178,702    $236,441
Europe...........................................................     23,925      26,308      30,544
Other............................................................      8,779       6,895       6,836
Corporate........................................................      1,548       2,997       3,595
                                                                    $229,185    $214,902    $277,416

NOTE 14 -- FINANCIAL INSTRUMENTS

  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company has only limited involvement with derivative financial instruments and does not use them for speculation or trading purposes. The Company hedges the effects of fluctuations in commodity prices, principally copper, through commodity futures contracts, currency fluctuations for certain international transactions and interest rates through interest rate swap agreements.

     At December 31, 1995 and 1996, the Company had $1,328,000 and $26,000,
respectively, of commodity hedging futures contracts outstanding, substantially all of which were for copper. The hedging contracts have maturities that do not exceed four months.

     At December 31, 1996, the Company had $750,000 of currency hedging futures contracts outstanding for the British Pound. The hedging contracts have maturities that do not exceed four months.

     As of December 31, 1996, the Company had entered into four interest rate swap agreements to reduce the risk of movements in interest rates on a portion of its variable rate debt. The terms of the agreements, which have a combined notional principal amount of $75,000,000 allow the Company to receive or make payments on the difference between the stated LIBOR rate and current market rates. The LIBOR rates are fixed and range from 5.40% to 6.35%. The agreements commenced on various dates starting on June 30, 1995 and mature on various dates, the latest of which is July, 1998.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's debt instruments approximated the book value because a substantial portion of the underlying instruments are variable rate notes which re-price frequently.

     The fair value of the Company's futures contracts are estimated based on current settlement values. The fair value of the interest rate swaps are based on valuations from a financial institution. The fair value of the futures and swap agreements approximate the unrealized gain or loss on these instruments. Realized gains or losses during 1996 and unrealized gains or losses at December 31, 1996 on the commodity and currency futures contracts and interest rate swaps were minimal.

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable. The risk is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies. At December 31, 1996, the Company had no significant concentrations of credit risk.

  GUARANTEES

     The Company has guaranteed the payment obligations for certain leases and certain payment commitments of its subsidiaries. These guarantees amounted to $1,600,000 at December 31, 1996. The Company is of the opinion that its subsidiaries will be able to perform under their respective obligations and that no payments will be required and no losses will be incurred under such guarantees.

  LETTERS OF CREDIT AND SURETY BONDS

     At December 31, 1996, the Company had letters of credit and surety bonds outstanding totaling $3,350,000 which guarantee certain of the Company's activities, primarily performance of the Company's obligations under certain self-insured workers' compensation insurance programs. The Company is of the opinion that no losses will be incurred due to non-performance of these obligations.

NOTE 15 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments for interest and net cash payments for income taxes are as follows:

                                                                                        THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
IN THOUSANDS                                             1994      1995      1996      1996      1997
                                                                                        (UNAUDITED)
Interest.............................................   $7,642    $6,743    $6,419    $1,483    $2,076
Income taxes, net of refunds.........................    3,600     1,726     9,758      (580)      581

  SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

     In 1994, the Company issued 28,169 shares of its common stock to an executive in a non-cash transaction. The shares vested over a one-year period. The fair market value of the stock at the time of issuance was approximately $500,000 and approximately $375,000 of this amount was charged to expense during 1994 and the balance in 1995.

     In 1994, 1995, and 1996, the Company issued 10,816, 16,000 and 10,736 shares of its common stock, respectively, under the 1993 Non-Employee Director's Stock Plan in non-cash transactions. The fair market value of the stock at the time of issuance was approximately $192,000 in each year, and this amount was amortized to expense over the one-year term of the grants.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

     See Note 3, "Acquisitions and Divestiture" for additional supplemental information on non-cash investing and financing activities.

NOTE 16 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company's quarterly results are summarized below for the years ended December 31, 1995 and 1996.

     IN THOUSANDS, EXCEPT PER SHARE DATA

                                                              QUARTER
1995                                         FIRST      SECOND(1)    THIRD       FOURTH      TOTAL
Net sales................................   $106,926    $102,814    $108,561    $107,083    $425,384
Gross profit.............................     20,713      19,391      22,061      21,942      84,107
Operating profit.........................      7,191       6,000       7,911       8,059      29,161
Income before extraordinary item.........      3,548        (725)      3,393       3,828      10,044
Extraordinary item, net..................         --      (1,861)         --          --      (1,861)
Net income...............................      3,548      (2,586)      3,393       3,828       8,183

Earnings per share (Primary and fully
  diluted):
  Income before extraordinary item.......       0.27       (0.06)       0.26        0.29        0.76
  Extraordinary item, net................         --       (0.14)         --          --       (0.14)
  Net income.............................       0.27       (0.20)       0.26        0.29        0.62


                                                              QUARTER
1996                                         FIRST       SECOND      THIRD       FOURTH      TOTAL
Net sales................................   $103,457    $112,200    $119,198    $121,610    $456,465
Gross profit.............................     21,464      23,724      27,264      28,483     100,935
Operating profit.........................      7,742       8,502      11,241      10,926      38,411
Net income...............................      3,418       3,732       5,129       5,057      17,336
Earnings per share:
  Net Income -- Primary..................       0.26        0.27        0.37        0.36        1.26
  Net Income -- Fully diluted............       0.25        0.27        0.37        0.35        1.21

(1) Net income for the second quarter and full year of 1995 includes approximately $5,600 or $0.43 per share for Merger Expenses.

NOTE 17 -- SUBSEQUENT EVENT: ACQUISITION OF THE KYSOR TRANSPORTATION PRODUCTS GROUP

     On March 10, 1997, the Company purchased certain assets of the Transportation Products Group ("Kysor") of Kysor Industrial Corporation, a Michigan Corporation traded on the New York Stock Exchange. The purchase price for Kysor was $86,000,000 in cash plus the assumption of certain liabilities in the amount of approximately $46,000,000. The purchase of Kysor was financed from borrowings under the Company's existing 364-day credit facility.

     The transaction is being accounted for as a purchase, and the goodwill associated with the transaction will be amortized over 40 years. The purchase price has been allocated to the assets based on their estimated fair market value, subject to adjustment should new or additional facts about the business become known. The excess of the purchase price over the fair value of assets is approximately $47,700,000, subject to future adjustments, if any. The results of operations for Kysor are included in the consolidated financial statements of the Company from the date of acquisition.

                      KUHLMAN CORPORATION AND SUBSIDIARIES

NOTE 17 -- SUBSEQUENT EVENT: ACQUISITION OF THE KYSOR TRANSPORTATION PRODUCTS GROUP -- CONTINUED
     The following unaudited pro forma information for the periods shown below gives effect to the Kysor acquisition as if it had occurred as of the beginning of each period.

                                                                                    QUARTER ENDED
                                                                                      MARCH 31,
IN THOUSANDS, EXCEPT PER SHARE DATA                                                1996        1997
                                                                                     (UNAUDITED)
Net sales.....................................................................   $138,357    $160,957
Net income....................................................................      4,353       6,107
Fully diluted per share amounts:
  Net income..................................................................       0.32        0.42

     The unaudited pro forma information assumes the acquisition of the net assets at the beginning of the periods presented and, accordingly includes adjustments for goodwill amortization, interest expense, certain administrative costs and income taxes. The unaudited pro forma financial data is presented for information purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated at the beginning of the periods presented.

(Kuhlman logo appears here)

                         KUHLMAN PRODUCTION PROCESSES

(Photo of assembly of power transformer)     (Photo of wire braiding equipment)
Assembly of a KUHLMAN power transformer.     Wire braiding equipment at COLEMAN CABLE.

           (Picture of turbocharger manufacturing line)
           SCHWITZER turbocharger manufacturing line.

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary...................................     3
Risk Factors.........................................     7
Use of Proceeds......................................     9
Price Range of Common Stock and Dividends............     9
Capitalization.......................................    10
Selected Historical and Pro Forma Financial
  Data...............................................    11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.........................................    14
Business.............................................    20
Board of Directors and Executive Officers............    26
Principal Shareholders...............................    28
Description of Capital Stock.........................    29
Underwriting.........................................    32
Legal Matters........................................    33
Experts..............................................    33
Incorporation of Certain Documents By
  Reference..........................................    33
Available Information................................    34
Index to Consolidated Financial Statements...........   F-1

                                2,350,000 SHARES
                          (Kuhlman logo appears here)
                              KUHLMAN CORPORATION

                                  COMMON STOCK

                              P R O S P E C T U S
                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                                  FURMAN SELZ

                            PAINEWEBBER INCORPORATED

                                      , 1997

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration fee to the Securities and Exchange Commission........................................................   $ 20,834
NASD Fee..........................................................................................................      7,375
New York Stock Exchange Listing Fee...............................................................................      7,000
Transfer Agent and Registrar's Fees...............................................................................      2,500
Printing fees and expenses........................................................................................    130,000
Legal fees and expenses (excluding Blue Sky fees and expenses)....................................................    150,000
Accounting fees and expenses......................................................................................     50,000
Blue Sky fees and expenses (including fees of counsel)............................................................      5,000
Miscellaneous expenses............................................................................................     27,291
     Total........................................................................................................   $400,000

     The foregoing items, except for the SEC registration fee, the NASD fee and the New York Stock Exchange listing fee, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute. The Company's Certificate of Incorporation and Bylaws provide for indemnification of its officers and directors to the extent permitted by Section 145 of the Delaware General Corporation Law. Pursuant to such provisions, the Company has purchased such insurance on behalf of its directors and officers.

     The Company's Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company or its shareholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its shareholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase or (d) obtains an improper personal benefit. This provision only pertains to breaches of duty by directors as directors and not breaches of duty by directors in any other corporate capacity, such as any capacity as an officer. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

ITEM 16. EXHIBITS

 1.1   Form of Underwriting Agreement (to be filed by amendment)
 5.1   Form of Opinion of Rudnick & Wolfe
23.1   Consent of Arthur Andersen LLP
23.2   Consent of Coopers & Lybrand L.L.P.
23.3   Consent of Rudnick & Wolfe (included in Exhibit 5.1 hereof)
24     Power of Attorney

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Savannah, State of Georgia, on this 29th day of May, 1997.

                                         KUHLMAN CORPORATION

                                         By: /s/     ROBERT S. JEPSON, JR.
                                                   ROBERT S. JEPSON, JR.
                                              CHAIRMAN OF THE BOARD AND CHIEF
                                                      EXECUTIVE OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                         NAME                                                 TITLE                             DATE

                       ROBERT S. JEPSON, JR.*           Chairman of the Board and Chief Executive Officer
                                                          (Principal Executive Officer) and Director

                          VERNON J. NAGEL*              Executive Vice President of Finance, Chief
                                                          Financial Officer and Treasurer (Principal
                                                          Financial and Accounting Officer)

                        CURTIS G. ANDERSON*             President, Chief Operating Officer and Director

                          WILLIAM E. BURCH*             Director

                              STEVE CENKO*              Director                                            May 29, 1997

                           GARY G. DILLON*              Director

                  ALEXANDER W. DREYFOOS, JR.*           Director

                     WILLIAM M. KEARNS, JR.*            Director

                      GEORGE J. MICHEL, JR.*            Director

               GENERAL H. NORMAN SCHWARZKOPF*           Director

            * BY /S/      ROBERT S. JEPSON, JR.         Individually and as Attorney-in-Fact
                ROBERT S. JEPSON, JR.

                                 EXHIBIT INDEX

 1.1   Form of Underwriting Agreement (to be filed by amendment)
 5.1   Form of Opinion of Rudnick & Wolfe
23.1   Consent of Arthur Andersen LLP
23.2   Consent of Coopers & Lybrand L.L.P.
23.3   Consent of Rudnick & Wolfe (included in Exhibit 5.1 hereof)
  24   Power of Attorney